 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated August 14, 2023. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Quarter Highlights
•
Delivered adjusted funds from operations(1) of  $2.7 billion, including a $275 million before-tax restructuring charge related to the company’s workforce reduction plans, and adjusted operating earnings(1) of  $1.3 billion.

•
Returned $1.4 billion to shareholders through $684 million in share repurchases and $679 million in dividends.

•
Delivered total upstream production of 741,900 barrels of oil equivalent per day (boe/d), with strong upgrader utilization outside of planned maintenance activities and continued strong performance from In Situ assets.

•
Completed all major annual planned maintenance across all refineries, resulting in refinery crude throughput of 394,400 barrels per day (bbls/d).

•
Portfolio optimization continued with the completion of the sale of the U.K. Exploration and Production (E&P) portfolio.

“Our In Situ assets and upgraders delivered strong performance once again and helped reduce the impacts of planned maintenance at our integrated operations in the Fort McMurray region,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “During the second quarter, we generated $2.7 billion of adjusted funds from operations and delivered $1.4 billion to shareholders, and we’re making good progress on our goal of clarifying, simplifying and focusing the organization to drive improved performance and maximize value for our shareholders.”
Second Quarter Results
Financial Highlights ($ millions, unless otherwise noted)	Q2 2023	Q1 2023	Q2 2022
Net earnings	1 879	2 052	3 996

Per common share(1) (dollars)	1.44	1.54	2.84
Adjusted operating earnings(2)	1 253	1 809	3 814

Per common share(1)(2) (dollars)	0.96	1.36	2.71
Adjusted funds from operations(2)	2 655	3 002	5 345

Per common share(1)(2) (dollars)	2.03	2.26	3.80
Cash flow provided by operating activities	2 803	1 039	4 235

Per common share(1) (dollars)	2.14	0.78	3.01
Capital and exploration expenditures(3)	1 551	1 028	1 251
Free funds flow(2)	1 042	1 916	4 050
Dividend per common share (dollars)	0.52	0.52	0.47
Share repurchases per common share(4) (dollars)	0.52	0.66	1.82
Returns to shareholders(5)	1 363	1 564	3 210
Net debt(2)	14 394	15 714	15 699
Operating Highlights	Q2 2023	Q1 2023	Q2 2022
Total upstream production (mboe/d)	741.9	742.1	720.2

Refinery utilization (%)	85	79	84

(1)
Represented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(3)
Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)
Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)
Includes dividends paid on common shares and repurchases of common shares.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
($ millions)	Q2 2023	Q1 2023	Q2 2022
Net earnings	1 879	2 052	3 996

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	3	352

Unrealized (gain) loss on risk management activities	(10)	18	(19)

Gain on significant disposal	(607)	(302)	—

Restructuring charge	275	—	—

Asset impairment (reversal)	—	—	(645)

Income tax (recovery) expense on adjusted operating earnings adjustments	(40)	38	130
Adjusted operating earnings(1)	1 253	1 809	3 814

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

•
Suncor’s adjusted operating earnings were $1.253 billion ($0.96 per common share) in the second quarter of 2023, compared to $3.814 billion ($2.71 per common share) in the prior year quarter, primarily due to decreased crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and a first-in, first-out (FIFO) inventory valuation loss in the current quarter compared to a gain in the prior year quarter, partially offset by lower royalties and income taxes.

•
Suncor’s net earnings were $1.879 billion ($1.44 per common share) in the second quarter of 2023, compared to $3.996 billion ($2.84 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $2.655 billion ($2.03 per common share) in the second quarter of 2023, compared to $5.345 billion ($3.80 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings described above, as well as a restructuring charge related to workforce reduction plans recorded in the current quarter.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.803 billion ($2.14 per common share) in the second quarter of 2023, compared to $4.235 billion ($3.01 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses were $3.440 billion in the second quarter of 2023, compared to $3.088 billion in the prior year quarter, with the increase primarily due to a $275 million restructuring charge related to the company’s workforce reduction plans, increased mining activity, the company’s increased working interest in Fort Hills, increased maintenance costs and the impact of inflation. This was partially offset by a decrease in share-based compensation expense and decreased commodity input costs primarily due to lower natural gas prices.

•
As at June 30, 2023, Suncor’s net debt was $14.394 billion, a reduction of $1.320 billion compared to March 31, 2023, with the decrease in net debt primarily due to an increase in cash and cash equivalents, which included the proceeds from the sale of the company’s U.K. E&P portfolio.

2   2023 Second Quarter   Suncor Energy Inc.

Operating Results
(mbbls/d, unless otherwise noted)	Q2 2023	Q1 2023	Q2 2022
Total Oil Sands bitumen production	814.3	811.3	760.7
SCO and diesel production	521.6	517.6	497.1

Internally consumed diesel and internal transfers	(16.6)	(19.8)	(14.1)
Upgraded production – net SCO and diesel	505.0	497.8	483.0
Bitumen production	200.2	189.8	163.3

Internal bitumen transfers	(26.1)	(12.5)	(4.8)
Non-upgraded bitumen production	174.1	177.3	158.5
Total Oil Sands production	679.1	675.1	641.5
Exploration and Production (mboe/d)	62.8	67.0	78.7
Total upstream production (mboe/d)	741.9	742.1	720.2
Refinery utilization (%)	85	79	84
Refinery crude oil processed	394.4	367.7	389.3

•
Total Oil Sands bitumen production increased in the second quarter of 2023 compared to the prior year quarter, due to lower maintenance activities in the current period, excluding at Syncrude, which was impacted by planned turnaround activities, and the company’s increased working interest in Fort Hills.

•
The company’s net SCO production increased to 505,000 bbls/d in the second quarter of 2023, representing combined upgrader utilizations of 94%, compared to 483,000 bbls/d and 89% in the prior year quarter, reflecting lower planned maintenance activities in the current period and strong upgrader utilizations outside of planned maintenance activities.

•
To mitigate the impacts of planned maintenance during the quarter, the company leveraged its regional asset connectivity through increased internal transfers between assets.

•
The company’s saleable non-upgraded bitumen production increased to 174,100 bbls/d in the second quarter of 2023, compared to 158,500 bbls/d in the prior year quarter, reflecting increased production at the company’s In Situ assets, as the prior year quarter was impacted by maintenance activities, and increased production at Fort Hills, due to the company’s additional working interest.

•
E&P production during the second quarter of 2023 decreased compared to the prior year quarter, primarily due to natural declines and the divestment of the company’s Norway assets in the third quarter of 2022.

•
Refinery crude throughput was 394,400 bbls/d and refinery utilization was 85% in the second quarter of 2023, compared to 389,300 bbls/d and 84% in the prior year quarter, reflecting planned turnaround activities in both periods.

•
Refined product sales in the second quarter of 2023 were 547,000 bbls/d, compared to 536,900 bbls/d in the prior year quarter, primarily due to the company leveraging its extensive domestic sales network and export channels.

2023 Second Quarter   Suncor Energy Inc.   3

Corporate and Strategy Updates
•
Portfolio optimization. Completed the sale of the U.K. E&P portfolio for gross proceeds of $1.1 billion, resulting in a gain on sale of $607 million ($607 million after-tax).

•
Update on acquisition of TotalEnergies’ Canadian operations. Following ConocoPhillips Canada exercising its pre-emptive right to purchase the 50% working interest in the Surmont in situ asset, Suncor is continuing to evaluate the transaction to acquire the remainder of TotalEnergies’ Canadian operations, including the remaining 31.23% working interest in Fort Hills.

•
Sustainability reporting. Suncor released its 2023 Report on Sustainability and Climate Report, marking its 28th year of sustainability reporting. The reports highlight how the company is working to achieve strong environmental, social and governance performance and its actions on sustainable energy development.

•
Cybersecurity incident. The company experienced a cybersecurity incident in late June. The incident did not impact the safety or reliability of the company’s field operations but did impact some business operations and services at the end of the quarter, which did not have a material impact on the company’s financial results.

Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on May 8, 2023.
For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.
4   2023 Second Quarter   Suncor Energy Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 14, 2023
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, dated March 6, 2023 (the 2022 annual MD&A).
This MD&A, for the three and six months ended June 30, 2023, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2023, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the 2022 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor” or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2023 Second Quarter   Suncor Energy Inc.   5

MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Second Quarter Highlights
•
Second quarter financial results. Suncor’s adjusted funds from operations(1) were $2.655 billion ($2.03 per common share) in the second quarter of 2023, including a $275 million before-tax restructuring charge related to the company’s workforce reduction plans, compared to $5.345 billion ($3.80 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.253 billion ($0.96 per common share) in the second quarter of 2023, compared to $3.814 billion ($2.71 per common share) in the prior year quarter.

•
Maximized returns to shareholders. Suncor returned $1.4 billion of value to shareholders in the second quarter of 2023, through $684 million in share repurchases and the payment of $679 million of dividends. As at August 11, 2023, since the start of the year, the company has repurchased approximately $1.6 billion of Suncor’s common shares, representing approximately 38.5 million common shares at an average price of $42.29 per common share, or the equivalent of 2.9% of its common shares as at December 31, 2022.

•
Reduced net debt. As at June 30, 2023, Suncor’s net debt(1) was $14.394 billion, a reduction of $1.320 billion compared to March 31, 2023, with the decrease in net debt primarily due to an increase in cash and cash equivalents, which included the proceeds from the sale of the company’s U.K. Exploration and Production (E&P) portfolio.

•
Maximized Oil Sands value through regional integration. Total Oil Sands production was 679,100 bbls/d in the second quarter, compared to 641,500 bbls/d in the prior year quarter, with the increase due to lower maintenance activities in the current period, the company’s increased working interest in Fort Hills, strong upgrader utilizations outside of planned maintenance activities and continued strong performance from the company’s In Situ assets. To mitigate the impacts of planned maintenance during the quarter and maximize value, the company leveraged its regional asset connectivity through increased internal transfers between assets.

•
Driving fit and focus of asset portfolio. During the second quarter of 2023, Suncor completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).

•
Refineries are well positioned for strong second half of 2023. The company completed major planned turnaround maintenance at each of its refineries in the second quarter of 2023, positioning the company’s refineries for a strong second half of 2023.

•
Update on acquisition of TotalEnergies’ Canadian operations. Following ConocoPhillips Canada exercising its pre-emptive right to purchase the 50% working interest in the Surmont in situ asset, Suncor is continuing to evaluate the transaction to acquire the remainder of TotalEnergies’ Canadian operations, including the remaining 31.23% working interest in Fort Hills.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

6   2023 Second Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Earnings (loss) before income taxes

Oil Sands	1 267	2 892	2 744	5 201

Exploration and Production	956	1 361	1 331	2 006

Refining and Marketing	518	2 007	1 511	3 424

Corporate and Eliminations	(390)	(851)	(521)	(1 374)

Income tax expense	(472)	(1 413)	(1 134)	(2 312)
Net earnings	1 879	3 996	3 931	6 945
Adjusted operating earnings (loss)(1)

Oil Sands	1 281	2 872	2 771	5 128

Exploration and Production	349	716	724	1 361

Refining and Marketing	494	2 008	1 492	3 403

Corporate and Eliminations	(359)	(499)	(789)	(1 168)

Income tax expense included in adjusted operating earnings	(512)	(1 283)	(1 136)	(2 155)
Total	1 253	3 814	3 062	6 569
Adjusted funds from (used in) operations(1)

Oil Sands	2 557	4 231	5 145	7 645

Exploration and Production	521	841	1 012	1 565

Refining and Marketing	781	2 127	1 975	3 724

Corporate and Eliminations	(655)	(402)	(1 188)	(1 067)

Current income tax expense	(549)	(1 452)	(1 287)	(2 428)
Total	2 655	5 345	5 657	9 439
Change in non-cash working capital	148	(1 110)	(1 815)	(2 132)

Cash flow provided by operating activities	2 803	4 235	3 842	7 307
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	1 047	899	1 637	1 411

Economic investment	504	352	942	814
Total	1 551	1 251	2 579	2 225
Free funds flow(1)	1 042	4 050	2 958	7 133

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $62 million and $120 million in the second quarter and first six months of 2023, respectively, compared to $44 million and $81 million in the second quarter and first six months of 2022, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of  $66 million and $108 million in the second quarter and first six months of 2023, respectively, compared to $36 million and $55 million in the second quarter and first six months of 2022, respectively.

2023 Second Quarter   Suncor Energy Inc.   7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Highlights
	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	505.0	483.0	501.5	498.9

Oil Sands – Non-upgraded bitumen (mbbls/d)	174.1	158.5	175.6	164.4
Total Oil Sands production volumes (mbbls/d)	679.1	641.5	677.1	663.3
Exploration and Production (mboe/d)	62.8	78.7	64.9	79.5
Total upstream production (mboe/d)	741.9	720.2	742.0	742.8
Refinery utilization (%)	85	84	82	89

Refinery crude oil processed (mbbls/d)	394.4	389.3	381.1	412.7
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the second quarter of 2023 were $1.879 billion, compared to $3.996 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings noted below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $244 million recorded in financing expenses in the Corporate and Eliminations segment in the second quarter of 2023, compared to a loss of $352 million in the second quarter of 2022.

•
An unrealized gain on risk management activities of $10 million recorded in other income (loss) in the second quarter of 2023, compared to $19 million in the second quarter of 2022.

•
During the second quarter of 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio, which was completed in the second quarter of 2023.

•
In the second quarter of 2023, the company recorded a restructuring charge of $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

•
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets, in the E&P segment. Also, during the second quarter of 2022, due to the company’s sale of its E&P assets in Norway, the company recorded a non-cash impairment of $70 million against its share of its assets in Norway.

•
An income tax recovery related to the items noted above of $40 million in the second quarter of 2023, compared to an expense of $130 million in the second quarter of 2022.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Net earnings	1 879	3 996	3 931	6 945

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	352	(241)	206

Unrealized (gain) loss on risk management activities	(10)	(19)	8	(94)

Gain on significant disposal	(607)	—	(909)	—

Restructuring charge	275	—	275	—

Asset impairment (reversal)	—	(645)	—	(645)

Income tax (recovery) expense on adjusted operating earnings adjustments	(40)	130	(2)	157
Adjusted operating earnings(1)	1 253	3 814	3 062	6 569

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense excluded from adjusted operating earnings line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

8   2023 Second Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.253 billion ($0.96 per common share) in the second quarter of 2023, compared to $3.814 billion ($2.71 per common share) in the prior year quarter, primarily due to decreased crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and a first-in, first-out (FIFO) inventory valuation loss in the current quarter compared to a gain in the prior year quarter, partially offset by lower royalties and income taxes.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $2.655 billion ($2.03 per common share) in the second quarter of 2023, compared to $5.345 billion ($3.80 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, as well as a restructuring charge related to workforce reduction plans recorded in the current quarter.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.803 billion ($2.14 per common share) in the second quarter of 2023, compared to $4.235 billion ($3.01 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a source of cash associated with the company’s working capital balances in the current quarter compared to a use of cash in the prior year quarter. The source of cash in the second quarter of 2023 was primarily due to a decrease in benchmark commodity prices during the quarter resulting in a decrease in accounts receivables and inventory balances, partially offset by a decrease in accounts payable and accrued liabilities.
2023 Second Quarter   Suncor Energy Inc.   9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating, Selling and General Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operations, selling and corporate costs	2 678	2 348	5 404	4 681

Commodities	418	537	969	1 035

Share-based compensation and other(1)	344	203	491	460
Total operating, selling and general (OS&G) expenses	3 440	3 088	6 864	6 176

(1)
In the second quarter of 2023, share-based compensation expense of  $22 million included a $21 million expense recorded in the Oil Sands segment, a $1 million expense recorded in the E&P segment, a $8 million expense recorded in the Refining and Marketing (R&M) segment and a $8 million recovery recorded in the Corporate and Eliminations segment. The second quarter of 2022 share-based compensation expense of $140 million included $53 million recorded in the Oil Sands segment, $4 million recorded in the E&P segment, $20 million recorded in the R&M segment and $63 million recorded in the Corporate and Eliminations segment. Other primarily includes costs associated with investments in the company’s digital transformation and net-zero greenhouse gas objective, and a $275 million restructuring charge related to workforce reduction plans recorded in the second quarter of 2023.

The increase in OS&G expenses in the second quarter of 2023 compared to the prior year quarter was primarily due to a $275 million restructuring charge related to the company’s workforce reduction plans, increased mining activity, the company’s increased working interest in Fort Hills, increased maintenance costs and the impact of inflation. This was partially offset by a decrease in share-based compensation expense and decreased commodity input costs primarily due to lower natural gas prices. The company’s exposure to commodity costs are partially mitigated by revenue from power sales that are recorded in operating revenues.
10   2023 Second Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. Commodity market volatility increased during the second quarter of 2023, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth. For additional details see the Financial Information section of the 2022 annual MD&A.
		Average for the three months ended June 30		Average for the six months ended June 30
		2023	2022	2023	2022
WTI crude oil at Cushing	US$/bbl	73.75	108.40	74.90	101.45

Dated Brent crude	US$/bbl	78.35	113.75	79.80	107.70

Dated Brent/Maya crude oil FOB price differential	US$/bbl	14.75	11.65	16.55	13.05

MSW at Edmonton	Cdn$/bbl	95.10	137.80	97.05	126.85

WCS at Hardisty	US$/bbl	58.70	95.60	55.05	87.75

WTI-WCS light/heavy differential	US$/bbl	(15.05)	(12.80)	(19.85)	(13.70)

SYN-WTI differential	US$/bbl	2.90	6.05	2.50	2.40

Condensate at Edmonton	US$/bbl	72.35	108.35	76.10	102.30

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.35	6.90	2.70	5.70

Alberta Power Pool Price	Cdn$/MWh	159.80	122.45	150.95	106.30

New York Harbor 2-1-1 crack(1)	US$/bbl	32.30	60.05	34.50	44.20

Chicago 2-1-1 crack(1)	US$/bbl	28.60	49.40	30.05	34.90

Portland 2-1-1 crack(1)	US$/bbl	37.30	63.45	37.35	48.70

Gulf Coast 2-1-1 crack(1)	US$/bbl	29.15	52.55	33.40	39.75

U.S. Renewable Volume Obligation	US$/bbl	7.70	7.80	7.95	7.15

Suncor custom 5-2-2-1 index(2)	US$/bbl	34.20	51.45	38.55	41.90

Exchange rate	US$/Cdn$	0.74	0.78	0.74	0.79

Exchange rate (end of period)	US$/Cdn$	0.76	0.78	0.76	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Second Quarter   Suncor Energy Inc.   11

MANAGEMENT’S DISCUSSION AND ANALYSIS
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating revenues	6 178	8 762	12 245	16 232

Less: Royalties	(599)	(1 487)	(871)	(2 472)
Operating revenues, net of royalties	5 579	7 275	11 374	13 760
Earnings before income taxes	1 267	2 892	2 744	5 201
Adjusted for:

Unrealized loss (gain) on risk management activities	14	(20)	27	(73)
Adjusted operating earnings(1)	1 281	2 872	2 771	5 128
Adjusted funds from operations(1)	2 557	4 231	5 145	7 645
Free funds flow(1)	1 514	3 326	3 292	6 072

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.281 billion in the second quarter of 2023, compared to $2.872 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices, partially offset by decreased royalties and increased sales volumes.
Production Volumes(1)
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2023	2022	2023	2022
Total Oil Sands bitumen production	814.3	760.7	812.8	794.0
SCO and diesel production(2)	521.6	497.1	519.6	513.9

Internally consumed diesel and internal transfers(3)(4)	(16.6)	(14.1)	(18.1)	(15.0)
Upgraded production – net SCO and diesel	505.0	483.0	501.5	498.9
Bitumen production	200.2	163.3	194.9	168.3

Internal bitumen transfers(5)(6)	(26.1)	(4.8)	(19.3)	(3.9)
Non-upgraded bitumen production	174.1	158.5	175.6	164.4
Total Oil Sands production	679.1	641.5	677.1	663.3

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. Nearly all the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the second quarter of 2023, Oil Sands operations production volumes included 10,900 bbls/d of internally consumed diesel, of which 6,800 bbls/d was consumed at Oil Sands Base, 2,900 bbls/d was consumed at Fort Hills and 1,200 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO production volumes. In the second quarter of 2023, Oil Sands operations production included 3,000 bbls/d of SCO that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross bitumen production volumes. In the second quarter of 2023, Oil Sands operations production included 11,600 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 100 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

(6)
Internal feedstock transfers from Fort Hills to Oil Sands operations through the paraffinic froth treatment hot bitumen transfer piping are included in gross bitumen production volumes. In the second quarter of 2023, Fort Hills production included 14,400 bbls/d of bitumen that was transferred to Oil Sands Base.

12   2023 Second Quarter   Suncor Energy Inc.

Total Oil Sands bitumen production increased in the second quarter of 2023 compared to the prior year quarter, due to lower maintenance activities in the current period, excluding at Syncrude, which was impacted by planned turnaround activities, and the company’s increased working interest in Fort Hills.
The company’s net SCO production increased to 505,000 bbls/d in the second quarter of 2023, compared to 483,000 bbls/d in the prior year quarter, reflecting lower planned maintenance activities in the current period and strong upgrader utilizations outside of planned maintenance activities. Upgrader utilization at Oil Sands Base in the second quarter of 2023 was 100%, reflecting strong upgrader performance outside of the planned annual coker maintenance at Upgrader 1, compared to 87% in the prior year quarter, reflecting annual coker maintenance at Upgrader 2 and unplanned maintenance. At Syncrude, upgrader utilization was 83% in the second quarter of 2023, compared to 93% in the prior year quarter, with the decrease due to the timing of planned turnaround activities.
The company’s saleable non-upgraded bitumen production increased to 174,100 bbls/d in the second quarter of 2023, compared to 158,500 bbls/d in the prior year quarter, reflecting strong performance from the company’s In Situ assets and increased working interest from Fort Hills. Total production from the company’s In Situ assets increased in the current quarter, reflecting strong production compared to the prior year quarter, which was impacted by the major planned turnaround at Firebag and unplanned maintenance at MacKay River. Saleable non-upgraded bitumen production is impacted by total bitumen production less volumes which are diverted to upgrading to maximize higher-value SCO production. To mitigate the impacts of planned maintenance during the quarter, the company leveraged its regional asset connectivity through increased internal transfers between assets.
Sales Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2023	2022	2023	2022
Upgraded – net SCO and diesel	511.5	489.4	507.8	503.4

Non-upgraded bitumen	163.6	162.7	168.8	158.2
Total	675.1	652.1	676.6	661.6
SCO and diesel sales volumes increased to 511,500 bbls/d in the second quarter of 2023, compared to 489,400 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter.
Non-upgraded bitumen sales volumes increased to 163,600 bbls/d in the second quarter of 2023, compared to 162,700 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter, partially offset by a build of inventory in the second quarter of 2023, compared to a draw in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2023	2022	2023	2022
Upgraded – net SCO and diesel	95.36	137.17	97.08	125.57

Non-upgraded bitumen	69.91	113.41	60.47	105.24

Average crude	89.19	131.28	87.95	120.72

Average crude, relative to WTI	(9.86)	(7.10)	(12.98)	(8.25)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the second quarter of 2023 from the prior year quarter, in line with the decrease in crude oil benchmark prices, the widening of heavy crude oil differentials and the impact of weaker SYN-WTI differentials in the current quarter compared to the prior year quarter, partially offset by a weaker Canadian dollar in relation to the U.S. dollar.
Royalties
Royalties for the Oil Sands segment decreased in the second quarter of 2023 compared to the prior year quarter, due to the decrease in crude oil benchmark pricing and the widening of heavy crude oil differentials in the current period compared to the prior year quarter.
Expenses and Other Factors
Total Oil Sands operating expenses increased in the second quarter of 2023 compared to the prior year quarter, primarily due to increased mining activity, the company’s increased working interest in Fort Hills, increased maintenance costs and inflationary
2023 Second Quarter   Suncor Energy Inc.   13

MANAGEMENT’S DISCUSSION AND ANALYSIS
impacts, partially offset by lower natural gas prices and a decrease in share-based compensation expense. See the Cash Operating Costs section for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
In the second quarter of 2023, depreciation, depletion and amortization (DD&A) expense was lower compared to the prior year quarter, primarily due to higher derecognition charges of property, plant and equipment in the prior year quarter.
Cash Operating Costs
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2023	2022	2023	2022
Oil Sands operating, selling and general expense (OS&G)(1)	2 299	2 169	4 720	4 381
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 257	1 342	2 629	2 654

Non-production costs(3)	(10)	(93)	(61)	(185)

Excess power capacity and other(4)	(81)	(101)	(223)	(210)
Oil Sands operations cash operating costs(2)	1 166	1 148	2 345	2 259

Oil Sands operations production volumes (mbbls/d)	440.1	376.5	441.3	403.2

Oil Sands operations cash operating costs(2) ($/bbl)	29.10	33.50	29.35	30.95
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	372	289	721	555

Non-production costs(3)	(41)	(40)	(95)	(70)

Excess power capacity(4)	(16)	(8)	(33)	(16)
Fort Hills cash operating costs(2)	315	241	593	469

Fort Hills production volumes (mbbls/d)	110.2	87.4	92.5	87.4

Fort Hills cash operating costs(2) ($/bbl)	31.40	30.20	35.45	29.60
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	724	721	1 475	1 397

Non-production costs(3)	(53)	(65)	(111)	(152)

Excess power capacity(4)	(6)	(5)	(10)	(10)
Syncrude cash operating costs(2)	665	651	1 354	1 235

Syncrude production volumes (mbbls/d)	171.5	196.5	180.7	191.6

Syncrude cash operating costs(2) ($/bbl)	42.60	36.40	41.35	35.65

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes and ii) adjustments for internal diesel sales between assets. In the second quarter and first six months of 2023, Oil Sands OS&G includes ($54) million and ($105) million, respectively, of inventory changes and internal transfers. In the second quarter and first six months of 2022, Oil Sands OS&G includes ($183) million and ($225) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $29.10 in the second quarter of 2023, compared to $33.50 in the prior year quarter, with the decrease primarily due to increased production, lower natural gas prices and an increase in excess power revenues resulting from higher power prices, partially offset by increased maintenance costs.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14   2023 Second Quarter   Suncor Energy Inc.

Fort Hills cash operating costs per barrel(1) were $31.40 in the second quarter of 2023, compared to $30.20 in the prior year quarter, with the increase due to increased mining activity associated with the mine improvement plan, partially offset by lower natural gas prices and an increase in excess power revenues resulting from higher power prices.
Syncrude cash operating costs per barrel(1) were $42.60 in the second quarter of 2023, compared to $36.40 in the prior year quarter, with the increase primarily due to decreased production, as a result of planned turnaround activities.
Results for the First Six Months of 2023
Oil Sands earnings before income taxes for the first six months of 2023 were $2.744 billion, compared to $5.201 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2023 included a $27 million unrealized loss on risk management activities, compared to a $73 million unrealized gain in the prior year period.
Oil Sands adjusted operating earnings for the first six months of 2023 were $2.771 billion, compared to $5.128 billion in the prior year period, primarily due to lower realized crude oil prices and increased operating expenses, partially offset by lower royalties.
Oil Sands adjusted funds from operations for the first six months of 2023 were $5.145 billion, compared to $7.645 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Oil Sands operations cash operating costs per barrel averaged $29.35 for the first six months of 2023, a decrease compared to an average of $30.95 for the first six months of 2022, with the decrease due to increased production, lower natural gas prices and an increase in excess power revenues resulting from higher power prices, partially offset by increased maintenance costs.
Fort Hills cash operating costs per barrel averaged $35.45 for the first six months of 2023, compared to $29.60 in the first six months of 2022, with the increase due to increased mining activity associated with the mine improvement plan, partially offset by an increase in excess power revenues resulting from higher power prices.
Syncrude cash operating costs per barrel averaged $41.35 for the first six months of 2023, compared to $35.65 in the first six months of 2022, with the increase primarily due to decreased production volumes, due to the timing of planned turnaround activities, and increased maintenance costs.
Planned Maintenance Update
Significant planned turnaround activities at Oil Sands Base Upgrader 2 are scheduled to commence in the third quarter of 2023 and are anticipated be completed in the fourth quarter of 2023. At Fort Hills, the first full plant turnaround commenced subsequent to the second quarter, and is anticipated to be completed within the third quarter of 2023. Additional planned maintenance activities are scheduled to commence at Firebag and Syncrude in the third quarter of 2023 and are anticipated to be completed in the fourth quarter of 2023. Additionally, planned maintenance activities at MacKay River are scheduled in the third quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.
Asset Transactions
In the second quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which held a 31.23% working interest in Fort Hills, a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The agreement was conditional upon ConocoPhillips Canada waiving its right of first refusal in respect of the Surmont working interest, which ConocoPhillips Canada elected to exercise in the second quarter. As a result, Suncor is continuing to evaluate the transaction to acquire the remainder of TotalEnergies’ Canadian operations, including the remaining working interest in Fort Hills.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Second Quarter   Suncor Energy Inc.   15

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating revenues(1)	813	1 219	1 547	2 234

Less: Royalties(1)	(116)	(193)	(202)	(340)
Operating revenues, net of royalties	697	1 026	1 345	1 894
Earnings before income taxes	956	1 361	1 331	2 006
Gain on significant disposal	(607)	—	(607)	—

Asset impairment (reversal)	—	(645)	—	(645)
Adjusted operating earnings(2)	349	716	724	1 361
Adjusted funds from operations(2)	521	841	1 012	1 565
Free funds flow(2)	339	726	692	1 367

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the second quarter of 2023, revenue included a gross-up amount of  $108 million, with an offsetting amount of  $48 million in royalties in the E&P segment and $60 million in income tax expense recorded at the consolidated level. In the first six months of 2023, revenue included a gross-up amount of  $175 million, with an offsetting amount of  $83 million in royalties in the E&P segment and $92 million in income tax expense reported at the consolidated level. In the second quarter of 2022, revenue included a gross-up amount of  $113 million, with an offsetting amount of  $87 million in royalties in the E&P segment and $26 million in income tax expense reported at the consolidated level. In the first six months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the second quarter of 2023 were $349 million, compared to $716 million in the prior year quarter, with the decrease primarily due to lower realized crude prices and decreased sales volumes.
Volumes
	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
E&P Canada (mbbls/d)	45.9	52.9	46.3	52.1

E&P International (mboe/d)	16.9	25.8	18.6	27.4
Total production (mboe/d)	62.8	78.7	64.9	79.5
Total sales volumes (mboe/d)	71.6	86.7	70.2	83.1
Production volumes for E&P Canada were 45,900 bbls/d in the second quarter of 2023, compared to 52,900 bbls/d in the prior year quarter, primarily due to natural declines and maintenance.
At Terra Nova, restart preparation and commissioning activities are ongoing on the Floating, Production, Storage and Offloading unit.
Production volumes for E&P International were 16,900 boe/d in the second quarter of 2023, compared to 25,800 boe/d in the prior year quarter, primarily due to natural declines and the divestment of the company’s Norway assets in the third quarter of 2022.
Total E&P sales volumes were 71,600 boe/d in the second quarter of 2023, compared to 86,700 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes.
16   2023 Second Quarter   Suncor Energy Inc.

Price Realizations(1)
	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2023	2022	2023	2022
E&P Canada ($/bbl)	105.81	140.24	103.63	132.05

E&P International(2) ($/boe)	102.44	127.84	109.01	120.58

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the second quarter of 2023 from the prior year quarter, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates.
Royalties
E&P royalties in the second quarter of 2023 were lower compared to the prior year quarter primarily due to the decrease in price realizations.
Expenses and Other Factors
Operating and transportation expenses increased in the second quarter of 2023 compared to the prior year quarter primarily due to increased commissioning costs related to the Terra Nova Asset Life Extension Project.
DD&A and exploration expense for the second quarter of 2023 was comparable to the prior year quarter, excluding the impacts of impairments and impairment reversals.
Financing and other expenses decreased in the second quarter of 2023 compared to the prior year quarter, due to decreased accretion expense resulting from asset sales.
Results for the First Six Months of 2023
Earnings before income taxes for E&P for the first six months of 2023 were $1.331 billion, compared to $2.006 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2023 included a gain of $607 million on the sale of the company’s U.K. portfolio, which was completed in the second quarter of 2023. For the first six months of 2022, earnings before income taxes included a non-cash impairment reversal of $715 million on the company’s share of the White Rose assets and a non-cash impairment of $70 million against the company’s share of its assets in Norway.
Adjusted operating earnings for E&P for the first six months of 2023 were $724 million, compared to $1.361 billion for the first six months of 2022, with the decrease primarily due to lower realized crude prices, decreased sales volumes and the recognition of contingent consideration in the first quarter of 2022 related to the company’s sale of the Golden Eagle Area Development.
Adjusted funds from operations for the first six months of 2023 were $1.012 billion, compared to $1.565 billion for the first six months of 2022, due to the same factors that influenced adjusted operating earnings.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the third quarter of 2023.
Asset Transaction
During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).
2023 Second Quarter   Suncor Energy Inc.   17

MANAGEMENT’S DISCUSSION AND ANALYSIS
REFINING AND MARKETING
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating revenues	7 272	10 239	14 445	18 094
Earnings before income taxes	518	2 007	1 511	3 424
Adjusted for:

Unrealized (gain) loss on risk management activities	(24)	1	(19)	(21)
Adjusted operating earnings(1)	494	2 008	1 492	3 403
Adjusted funds from operations(1)	781	2 127	1 975	3 724
Free funds flow(1)	404	1 866	1 473	3 331

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the second quarter of 2023 were $494 million, compared to $2.008 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to a decrease in refining and marketing benchmark crack spreads in the current quarter compared to the prior year quarter, a FIFO inventory valuation loss of $116 million in the current quarter compared to a gain of $525 million in the prior year quarter, and increased operating and transportation expenses, which was partially offset by increased refinery production and refined product sales in the current period.
Volumes
	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Crude oil processed (mbbls/d)

Eastern North America	212.3	191.4	208.1	200.4

Western North America	182.1	197.9	173.0	212.3
Total	394.4	389.3	381.1	412.7
Refinery utilization(1) (%)

Eastern North America	96	86	94	90

Western North America	75	81	71	87
Total	85	84	82	89
Refined product sales (mbbls/d)

Gasoline	220.1	218.0	214.3	222.0

Distillate	244.4	229.9	238.6	242.0

Other	82.5	89.0	78.1	80.4
Total	547.0	536.9	531.0	544.4
Refinery production(2) (mbbls)	38 214	37 517	73 797	79 828
Refining and marketing gross margin – FIFO(3) ($/bbl)	38.10	76.85	46.45	64.30

Refining and marketing gross margin – LIFO(3) ($/bbl)	41.10	62.85	49.80	48.60

Refining operating expense(3) ($/bbl)	7.95	7.15	8.05	6.70

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2023 Second Quarter   Suncor Energy Inc.

Refinery crude throughput was 394,400 bbls/d and refinery utilization was 85% in the second quarter of 2023, compared to 389,300 bbls/d and 84% in the prior year quarter, reflecting planned turnaround activities in both periods.
Refined product sales in the second quarter of 2023 were 547,000 bbls/d, compared to 536,900 bbls/d in the prior year quarter, primarily due to the company leveraging its extensive domestic sales network and export channels, partially offset by a build of refined product inventory in the current period, compared to a draw in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a last in, first out (LIFO)(2) basis, Suncor’s refining and marketing gross margin decreased to $41.10/bbl in the second quarter of 2023, from $62.85/bbl in the prior year quarter. The decrease was due to lower gasoline and distillate benchmark crack spreads, which was partially offset by strong location and quality differentials from regional benchmarks to the company’s local markets. On a LIFO basis, Suncor’s refining and marketing gross margin represents 89% margin capture compared to Suncor’s 5-2-2-1 index in the second quarter of 2023.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $38.10/bbl in the second quarter of 2023, from $76.85/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the second quarter of 2023, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a loss of $116 million on the decrease in crude oil benchmarks. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of $525 million, for an unfavourable quarter-over-quarter impact of $641 million.

Expenses and Other Factors
Operating and transportation expenses in the second quarter of 2023 increased compared to the prior year quarter, primarily due to increased maintenance costs, inflationary impacts, and increased transportation costs associated with higher sales volumes, partially offset by lower commodity input costs, primarily natural gas prices, and reduced share-based compensation expenses.
Refining operating expense per barrel(1) was $7.95 in the second quarter of 2023, compared to $7.15 in the prior year quarter, primarily due to increased maintenance, including inflationary impacts, partially offset by lower natural gas prices and higher refinery production.
Results for the First Six Months of 2023
R&M’s earnings before income taxes were $1.511 billion for the first six months of 2023, compared to $3.424 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2023 included a $19 million unrealized gain on risk management activities, compared to $21 million in the prior year period.
Adjusted operating earnings for R&M in the first six months of 2023 were $1.492 billion, compared to $3.403 billion in the first six months of 2022, with the decrease primarily due to a FIFO inventory valuation loss in the current period due to a decline in crude oil and refined product benchmarks, compared to a significant gain in the prior year period, increased operating and transportation expenses and decreased refinery production and refined product sales in the current period, partially offset by stronger location and quality differentials from regional benchmarks to the company’s local markets. For the first six months of 2023, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a negative impact to adjusted operating earnings and adjusted funds from operations of $247 million, compared to a positive impact of $1.254 billion in the first six months of 2022.
R&M’s adjusted funds from operations in the first six months of 2023 were $1.975 billion, compared to $3.724 billion in the first six months of 2022, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Planned Maintenance
Planned maintenance activities are scheduled at the company’s Edmonton and Montreal refineries during the third quarter of 2023, with both events expected to be completed early in the fourth quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Second Quarter   Suncor Energy Inc.   19

MANAGEMENT’S DISCUSSION AND ANALYSIS
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Loss before income taxes	(390)	(851)	(521)	(1 374)
Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	352	(241)	206

Restructuring charge	275	—	275	—

Gain on significant disposal(1)	—	—	(302)	—
Adjusted operating loss(2)	(359)	(499)	(789)	(1 168)

Corporate and Renewables	(324)	(358)	(761)	(746)

Eliminations – Intersegment profit eliminated	(35)	(141)	(28)	(422)
Adjusted funds used in operations(2)	(655)	(402)	(1 188)	(1 067)
Free funds flow(2)	(666)	(416)	(1 212)	(1 209)

(1)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $324 million in the second quarter of 2023, compared to $358 million in the prior year quarter. The decreased loss was attributable to lower OS&G expenses in the current quarter, due to reduced share-based compensation and employee benefit expenses as a result of the company’s workforce reduction plans and a decrease in share price during the quarter, and a net decrease in interest expense in the current quarter as a result of debt reductions in 2022. The decreased loss in the second quarter of 2023 was partially offset by an operational foreign exchange loss in the current quarter, compared to a gain in the prior year quarter. Suncor capitalized $62 million of its borrowing costs in the second quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $44 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2023, the company deferred $35 million of intersegment profit, compared to $141 million in the prior year quarter. The deferral of intersegment profit in the second quarter of 2023 was primarily driven by an increase in intersegment inventory volumes, versus the prior year quarter, which was driven by the increase in Oil Sands price realizations over the previous quarter, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory.
Corporate and Eliminations adjusted funds used in operations were $655 million for the second quarter of 2023, compared to $402 million in the second quarter of 2022, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense. Adjusted funds used in operations in the second quarter of 2023 were also impacted by a restructuring charge related to the company’s workforce reduction plans.
The company experienced a cybersecurity incident in late June. Upon learning of the incident, Suncor took immediate action and activated its business continuity plans, engaged leading IT and cybersecurity experts, and notified the appropriate authorities. The incident did not impact the safety or reliability of the company’s field operations but did impact some business operations and services at the end of the quarter. The cybersecurity incident is not expected to have a material impact on the company’s 2023 financial results.
20   2023 Second Quarter   Suncor Energy Inc.

Results for the First Six Months of 2023
Corporate and Eliminations loss before income taxes was $521 million for the first six months of 2023, compared to $1.374 billion in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first six months of 2023 included a $241 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, a restructuring charge of $275 million related to workforce reduction plans recorded in the second quarter of 2023 and a $302 million gain on the sale of the company’s wind and solar assets in the first quarter of 2023. Corporate and Eliminations loss before income taxes in the prior year period included a $206 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The adjusted operating loss for Corporate and Eliminations for the first six months of 2023 was $789 million, compared to $1.168 billion in the first six months of 2022. The decreased loss was attributed to a smaller deferral of intersegment profit in the current year period compared to the prior year period, decreased share-based compensation and employee benefit expenses in the first six months of 2023, as compared to the first six months of 2022, and a net decrease in interest expense in the current period as a result of debt reductions in 2022. The decreased loss was partially offset by an operational foreign exchange loss in the current period, compared to a gain in the prior year period, and an unrealized gain on investment recorded in the first quarter of 2022. The company capitalized $120 million of its borrowing costs in the first six months of 2023, compared with $81 million in the first six months of 2022.
Corporate and Eliminations adjusted funds used in operations for the first six months of 2023 were $1.188 billion, compared to $1.067 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the first six months of 2023 were also impacted by a restructuring charge related to the company’s workforce reduction plans recorded in the second quarter of 2023.
2023 Second Quarter   Suncor Energy Inc.   21

MANAGEMENT’S DISCUSSION AND ANALYSIS
4. INCOME TAX
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Current income tax expense	549	1 452	1 287	2 428

Deferred income tax recovery	(77)	(39)	(153)	(116)
Income tax expense included in net earnings	472	1 413	1 134	2 312

Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(40)	130	(2)	157
Income tax expense included in adjusted operating earnings	512	1 283	1 136	2 155
Effective tax rate	20.1%	26.1%	22.4%	25.0%
The provision for income taxes in the second quarter and first six months of 2023 decreased compared to the prior year periods, primarily due to decreased earnings. In the second quarter and first six months of 2023, the company’s effective tax rate on net earnings decreased compared to the prior year periods, primarily due to the non-taxable gain on the disposition of the company’s U.K. E&P portfolio, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt, lower income earned in foreign jurisdictions with higher statutory tax rates, and other permanent items impacting total tax expense.
22   2023 Second Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Six months ended
	June 30, 2023			June 30, 2022	June 30, 2023			June 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	300	157	457	414	479	280	759	721

In Situ	25	84	109	196	55	180	235	329

Fort Hills	96	—	96	90	186	—	186	158

Syncrude	271	57	328	173	442	126	568	306

Exploration and Production(3)	—	174	174	108	—	306	306	185

Refining and Marketing	345	31	376	261	459	42	501	393

Corporate and Eliminations(4)	10	1	11	9	16	8	24	133
	1 047	504	1 551	1 251	1 637	942	2 579	2 225
Capitalized interest on debt			62	44			120	81
Total capital and exploration expenditures			1 613	1 295			2 699	2 306

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of  $66 million and $108 million in the second quarter and first six months of 2023, respectively, compared to $15 million and $34 million in the second quarter and first six months of 2022, respectively.

(4)
Excludes capital expenditures related to assets previously held for sale of  $21 million in the second quarter and first six months of 2022.

During the second quarter of 2023, the company spent $1.551 billion on capital expenditures, excluding capitalized interest, compared to $1.251 billion in the prior year quarter. The increase was primarily due to increased expenditures at Syncrude, due to the timing of planned turnaround activities and expenditures related to the Mildred Lake West Extension mining project, increased maintenance in R&M, and increased E&P expenditures, primarily due to the ramp up of development work at the West White Rose Project in the current period, partially offset by lower expenditures at In Situ in the current quarter, due to the major planned turnaround at Firebag in the second quarter of 2022.
Activity in the second quarter of 2023 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $457 million in the second quarter of 2023 and were primarily focused on planned annual coker maintenance at Upgrader 1 as well as tailings development. Economic investment expenditures were primarily focused on progressing the investment in low-carbon power cogeneration by replacing the coke-fired boilers with a new cogeneration facility.
In Situ capital expenditures were $109 million in the second quarter of 2023 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels.
Fort Hills capital expenditures were $96 million in the second quarter of 2023 and were directed towards mine and tailings development to support ongoing operations, including expenditures aligned with the execution of the mine improvement plan as well as planned maintenance.
Syncrude capital expenditures were $328 million in the second quarter of 2023 and were primarily directed towards planned turnaround activities. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
2023 Second Quarter   Suncor Energy Inc.   23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Exploration and Production
E&P capital and exploration expenditures were $174 million in the second quarter of 2023 and were focused on economic investment projects, primarily development work on the West White Rose Project and the Terra Nova Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $376 million in the second quarter of 2023 and were primarily related to the company’s planned maintenance program. Economic investment capital expenditures in the second quarter of 2023 were focused on enhancing the company’s sales and marketing business, including the optimization of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $11 million in the second quarter of 2023 and were primarily directed towards investment in digital technologies.
24   2023 Second Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended June 30
	2023	2022
Return on capital employed (ROCE)(1)(2) (%)	12.8	19.4
Net debt to adjusted funds from operations(1) (times)	1.0	1.0
Total debt to total debt plus shareholders’ equity(1) (%)	29.4	30.4
Net debt to net debt plus shareholders’ equity(1) (%)	26.1	28.3
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	21.5	24.3

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 16.3% for the twelve months ended June 30, 2023, excluding the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 18.2% for the twelve months ended June 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended June 30, 2023, cash and cash equivalents increased to $2.610 billion from $1.128 billion at March 31, 2023, due to the company’s cash flow provided by operating activities, proceeds from the sale of its U.K. E&P portfolio and increases in short-term indebtedness exceeding its capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends.
For the six months ended June 30, 2023, cash and cash equivalents increased to $2.610 billion from $1.980 billion at December 31, 2022, due to the company’s cash flow provided by operating activities, proceeds from the sale of its U.K. E&P portfolio, and its wind and solar assets, and increases in short-term indebtedness exceeding its capital and exploration expenditures, the repurchase of Suncor’s common shares under its NCIB, the payment of dividends and the acquisition of an additional 14.65% working interest in Fort Hills in the first quarter of 2023.
As at June 30, 2023, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 42 days.
As at June 30, 2023, available credit facilities for liquidity purposes were $1.289 billion, compared to $2.900 billion at December 31, 2022. The decrease in available credit facilities was due to an increase in short-term indebtedness and a reduction in the size of the company’s syndicated credit facilities. In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
2023 Second Quarter   Suncor Energy Inc.   25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at June 30, 2023, total debt to total debt plus shareholders’ equity was 29.4% (December 31, 2022 – 28.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Six months ended
($ millions)	June 30, 2023	June 30, 2023
Total debt(1) – beginning of period	16 842	15 619

Decrease in long-term debt	—	(5)

Increase in short-term debt	446	1 408

Increase in lease liability	38	384

Lease payments	(82)	(164)

Foreign exchange on debt, and other	(240)	(238)
Total debt(1) – June 30, 2023	17 004	17 004

Less: Cash and cash equivalents – June 30, 2023	2 610	2 610
Net debt(1) – June 30, 2023	14 394	14 394

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the second quarter of 2023 primarily due to an increase in short-term indebtedness and net leases entered into during the period, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2023, and principal lease payments made during the second quarter of 2023.
The company’s total debt increased in the first six months of 2023 primarily due to an increase in short-term indebtedness and net leases entered into, and assumed with the Fort Hills acquisition, during the period, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2022, and principal lease payments made during the first six months of 2023.
As at June 30, 2023, Suncor’s net debt was $14.394 billion, compared to $15.714 billion at March 31, 2023, and $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors listed above, and the impacts of an increase in cash and cash equivalents.
Common Shares
June 30,
(thousands)	2023
Common shares	1 302 117

Common share options – exercisable	17 124

Common share options – non-exercisable	3 357
As at August 11, 2023, the total number of common shares outstanding was 1,300,418,024 and the total number of exercisable and non-exercisable common share options outstanding was 20,295,918. Once vested, each outstanding common share option is exercisable for one common share.
26   2023 Second Quarter   Suncor Energy Inc.

Share Repurchases
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Between February 17, 2023, and August 11, 2023, pursuant to Suncor’s NCIB, Suncor repurchased 30,168,097 common shares on the open market, representing the equivalent of 2.3% of its common shares as at February 3, 2023, for $1.264 billion, at a weighted average price of $41.89 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)	16 804	53 513	36 740	75 212

Weighted average repurchase price per share (dollars per share)	40.71	47.70	42.41	44.94

Share repurchase cost	684	2 553	1 558	3 380
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2022 annual MD&A, with no material updates to note during the six months ended June 30, 2023, with the exception of an increase in commitments related to the company’s increased working interest in Fort Hills during the first quarter of 2023. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
2023 Second Quarter   Suncor Energy Inc.   27

MANAGEMENT’S DISCUSSION AND ANALYSIS
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021
Total production (mboe/d)

Oil Sands	679.1	675.1	688.1	646.0	641.5	685.7	665.9	605.1

Exploration and Production	62.8	67.0	75.0	78.1	78.7	80.4	77.4	93.5
Total upstream production	741.9	742.1	763.1	724.1	720.2	766.1	743.3	698.6
Revenues and other income

Gross revenues(1)	12 434	12 272	14 754	15 869	17 815	14 469	11 897	10 758

Royalties	(715)	(358)	(834)	(925)	(1 680)	(1 132)	(748)	(613)
Operating revenues, net of royalties(1)	11 719	11 914	13 920	14 944	16 135	13 337	11 149	10 145

Other (loss) income	(3)	342	(65)	113	69	14	10	68
	11 716	12 256	13 855	15 057	16 204	13 351	11 159	10 213
Net earnings (loss)	1 879	2 052	2 741	(609)	3 996	2 949	1 553	877

Per common share – basic (dollars)	1.44	1.54	2.03	(0.45)	2.84	2.06	1.07	0.59

Per common share – diluted (dollars)	1.43	1.54	2.03	(0.45)	2.83	2.06	1.07	0.59
Adjusted operating earnings(2)	1 253	1 809	2 432	2 565	3 814	2 755	1 294	1 043

Per common share(3)(4) (dollars)	0.96	1.36	1.81	1.88	2.71	1.92	0.89	0.71
Adjusted funds from operations(2)	2 655	3 002	4 189	4 473	5 345	4 094	3 144	2 641

Per common share(3)(4) (dollars)	2.03	2.26	3.11	3.28	3.80	2.86	2.17	1.79
Cash flow provided by operating activities	2 803	1 039	3 924	4 449	4 235	3 072	2 615	4 718

Per common share(4) (dollars)	2.14	0.78	2.91	3.26	3.01	2.14	1.80	3.19
ROCE(3) (%) for the twelve months ended	12.8	17.8	19.4	17.5	19.4	12.7	8.6	4.5
ROCE excluding impairments and impairment reversals(3) (%) for the twelve months ended	16.3	21.6	22.9	21.0	18.2	12.4	8.2	4.9
Common share information (dollars)

Dividend per common share	0.52	0.52	0.52	0.47	0.47	0.42	0.42	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	38.86	41.96	42.95	38.90	45.16	40.70	31.65	26.26

New York Stock Exchange (US$)	29.32	31.05	31.73	28.15	35.07	32.59	25.03	20.74

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(4)
Represented on a basic per share basis.

28   2023 Second Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021
WTI crude oil at Cushing	US$/bbl	73.75	76.10	82.65	91.65	108.40	94.40	77.15	70.55

Dated Brent crude	US$/bbl	78.35	81.25	88.65	100.95	113.75	101.50	79.70	73.45

Dated Brent/Maya FOB price differential	US$/bbl	14.75	18.40	17.70	17.95	11.65	14.30	8.60	7.80

MSW at Edmonton	Cdn$/bbl	95.10	99.05	110.05	116.85	137.80	115.75	93.25	83.75

WCS at Hardisty	US$/bbl	58.70	51.35	57.00	71.75	95.60	79.80	62.50	56.95

WTI-WCS light/heavy differential	US$/bbl	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)

SYN-WTI (differential) premium	US$/bbl	2.90	2.10	4.15	8.80	6.05	(1.30)	(1.80)	(1.60)

Condensate at Edmonton	US$/bbl	72.35	79.85	83.40	87.35	108.35	96.15	79.10	69.20

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.35	3.05	4.90	4.15	6.90	4.50	4.45	3.40

Alberta Power Pool Price	Cdn$/MWh	159.80	142.00	213.95	221.40	122.45	90.00	107.30	100.35

New York Harbor 2-1-1 crack(1)	US$/bbl	32.30	36.70	52.75	46.70	60.05	28.25	20.65	20.90

Chicago 2-1-1 crack(1)	US$/bbl	28.60	31.55	39.20	43.30	49.40	20.20	16.90	20.45

Portland 2-1-1 crack(1)	US$/bbl	37.30	37.40	50.70	57.30	63.45	33.80	25.35	26.70

Gulf Coast 2-1-1 crack(1)	US$/bbl	29.15	37.65	40.20	41.85	52.55	26.80	19.65	19.55

U.S. Renewable Volume Obligation	US$/bbl	7.70	8.20	8.55	8.10	7.80	6.45	6.10	7.35

Suncor custom 5-2-2-1 index(2)	US$/bbl	34.20	42.80	51.90	45.45	51.45	32.25	28.05	27.60

Exchange rate	US$/Cdn$	0.74	0.74	0.74	0.77	0.78	0.79	0.79	0.79

Exchange rate (end of period)	US$/Cdn$	0.76	0.74	0.74	0.73	0.78	0.80	0.79	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Second Quarter   Suncor Energy Inc.   29

MANAGEMENT’S DISCUSSION AND ANALYSIS
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2022, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2022, note 9 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2023, and the Financial Condition and Liquidity section of the 2022 annual MD&A.
Control Environment
Based on their evaluation as at June 30, 2023, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company has modified and added a number of internal controls, including verifications and testing to ensure data integrity. Additionally, on June 25, 2023, the company confirmed that it had experienced a cybersecurity incident that resulted in a breach of customer data from the Petro-Points program and impacted certain transactional systems for a short period following the incident. The company has taken actions to monitor and maintain appropriate internal controls during the period following the cybersecurity incident and, accordingly, has implemented interim, or modified certain existing, internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2023 corporate guidance ranges (which was originally disclosed via press release on November 29, 2022, and updated via Suncor’s press releases dated February 14, 2023, and May 8, 2023), a copy of which is available on www.sedarplus.ca.
30   2023 Second Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2023 Second Quarter   Suncor Energy Inc.   31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended June 30
($ millions, except as noted)		2023	2022
Adjustments to net earnings

Net earnings		6 063	9 375

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		269	426

Net interest expense		590	638
Adjusted net earnings(1)	A	6 922	10 439
Capital employed – beginning of twelve-month period

Net debt(2)		15 699	18 681

Shareholders’ equity		39 765	36 209
		55 464	54 890
Capital employed – end of twelve-month period

Net debt(2)		14 394	15 699

Shareholders’ equity		40 819	39 765
		55 213	55 464
Average capital employed	B	54 273	53 812
ROCE (%)(3)	A/B	12.8	19.4

(1)
Total before-tax impact of adjustments is $1.060 billion for the twelve months ended June 30, 2023, and $1.305 billion for the twelve months ended June 30, 2022.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 16.3% for the twelve months ended June 30, 2023, excluding the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 18.2% for the twelve months ended June 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

32   2023 Second Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 267	2 892	956	1 361	518	2 007	(390)	(851)	—	—	2 351	5 409

Adjustments for:

Depreciation, depletion, amortization and impairment	1 183	1 279	142	(505)	224	199	28	25	—	—	1 577	998

Accretion	115	58	18	16	1	2	—	—	—	—	134	76

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(244)	352	—	—	(244)	352

Change in fair value of financial instruments and trading inventory	18	(22)	12	(22)	16	(89)	—	—	—	—	46	(133)

(Gain) loss on disposal of assets	—	1	(607)	—	(7)	(11)	(18)	—	—	—	(632)	(10)

Share-based compensation	23	53	1	3	8	21	(13)	57	—	—	19	134

Settlement of decommissioning and restoration liabilities	(65)	(59)	(2)	(18)	(5)	(3)	—	—	—	—	(72)	(80)

Other	16	29	1	6	26	1	(18)	15	—	—	25	51

Current income tax expense	—	—	—	—	—	—	—	—	(549)	(1 452)	(549)	(1 452)
Adjusted funds from (used in) operations	2 557	4 231	521	841	781	2 127	(655)	(402)	(549)	(1 452)	2 655	5 345

Change in non-cash working capital											148	(1 110)
Cash flow provided by operating activities											2 803	4 235
2023 Second Quarter   Suncor Energy Inc.   33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	2 744	5 201	1 331	2 006	1 511	3 424	(521)	(1 374)	—	—	5 065	9 257

Adjustments for:

Depreciation, depletion, amortization and impairment	2 321	2 384	269	(376)	444	411	59	50	—	—	3 093	2 469

Accretion	229	121	35	30	3	3	—	—	—	—	267	154

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(241)	206	—	—	(241)	206

Change in fair value of financial instruments and trading inventory	45	(43)	(13)	(39)	44	(125)	—	—	—	—	76	(207)

(Gain) loss on disposal of assets	—	(1)	(608)	—	(18)	(11)	(320)	—	—	—	(946)	(12)

Share-based compensation	(37)	81	2	2	(19)	26	(130)	81	—	—	(184)	190

Settlement of decommissioning and restoration liabilities	(189)	(147)	(4)	(18)	(12)	(5)	—	(1)	—	—	(205)	(171)

Other	32	49	—	(40)	22	1	(35)	(29)	—	—	19	(19)

Current income tax expense	—	—	—	—	—	—	—	—	(1 287)	(2 428)	(1 287)	(2 428)
Adjusted funds from (used in) operations	5 145	7 645	1 012	1 565	1 975	3 724	(1 188)	(1 067)	(1 287)	(2 428)	5 657	9 439

Change in non-cash working capital											(1 815)	(2 132)
Cash flow provided by operating activities											3 842	7 307
34   2023 Second Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 557	4 231	521	841	781	2 127	(655)	(402)	(549)	(1 452)	2 655	5 345

Capital expenditures including capitalized interest(1)	(1 043)	(905)	(182)	(115)	(377)	(261)	(11)	(14)	—	—	(1 613)	(1 295)
Free funds flow	1 514	3 326	339	726	404	1 866	(666)	(416)	(549)	(1 452)	1 042	4 050
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	5 145	7 645	1 012	1 565	1 975	3 724	(1 188)	(1 067)	(1 287)	(2 428)	5 657	9 439

Capital expenditures including capitalized interest(1)	(1 853)	(1 573)	(320)	(198)	(502)	(393)	(24)	(142)	—	—	(2 699)	(2 306)
Free funds flow	3 292	6 072	692	1 367	1 473	3 331	(1 212)	(1 209)	(1 287)	(2 428)	2 958	7 133

(1)
Excludes capital expenditures related to assets previously held for sale of  $66 million and $108 million in the second quarter and first six months of 2023, respectively, compared to $36 million and $55 million in the second quarter and first six months of 2022, respectively.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
2023 Second Quarter   Suncor Energy Inc.   35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2023	2022	2023	2022
Refining and marketing gross margin reconciliation

Operating revenues	7 272	10 239	14 445	18 094

Purchases of crude oil and products	(5 797)	(7 385)	(11 151)	(12 867)
	1 475	2 854	3 294	5 227

Other (loss) income	13	35	169	(75)

Non-refining and marketing margin	(33)	(6)	(35)	(19)
Refining and marketing gross margin – FIFO	1 455	2 883	3 428	5 133

Refinery production(1) (mbbls)	38 214	37 517	73 797	79 828
Refining and marketing gross margin – FIFO ($/bbl)	38.10	76.85	46.45	64.30
FIFO and risk management activities adjustment	116	(525)	247	(1 254)
Refining and marketing gross margin – LIFO	1 571	2 358	3 675	3 879
Refining and marketing gross margin – LIFO ($/bbl)	41.10	62.85	49.80	48.60
Refining operating expense reconciliation

Operating, selling and general expense	604	592	1 254	1 151

Non-refining costs	(300)	(323)	(660)	(617)
Refining operating expense	304	269	594	534

Refinery production(1) (mbbls)	38 214	37 517	73 797	79 828
Refining operating expense ($/bbl)	7.95	7.15	8.05	6.70

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

36   2023 Second Quarter   Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	June 30	December 31
($ millions, except as noted)	2023	2022
Short-term debt	4 169	2 807

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	350	317

Long-term debt	9 611	9 800

Long-term lease liabilities	2 874	2 695
Total debt	17 004	15 619

Less: Cash and cash equivalents	2 610	1 980
Net debt	14 394	13 639

Shareholders’ equity	40 819	39 367
Total debt plus shareholders’ equity	57 823	54 986
Total debt to total debt plus shareholders’ equity (%)	29.4	28.4
Net debt to net debt plus shareholders’ equity (%)	26.1	25.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	21.5	21.3
2023 Second Quarter   Suncor Energy Inc.   37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	June 30, 2023				June 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	1 446	4 732	6 178	6 178	2 221	6 541	8 762	8 762

Other (loss) income	26	(31)	(5)	(5)	(4)	20	16	16

Purchases of crude oil and products	(327)	(34)	(361)	(361)	(467)	(94)	(561)	(561)

Gross realization adjustment(1)	15	(52)	(37)		27	(105)	(78)
Gross realization	1 160	4 615	5 775		1 777	6 362	8 139
Transportation and distribution	(119)	(176)	(295)	(295)	(97)	(190)	(287)	(287)
Price realization	1 041	4 439	5 480		1 680	6 172	7 852
Sales volumes (mbbls)	14 887	46 550	61 437		14 808	44 992	59 800
Price realization per barrel	69.91	95.36	89.19		113.41	137.17	131.28
For the six months ended	June 30, 2023				June 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 681	9 564	12 245	12 245	4 003	12 229	16 232	16 232

Other (loss) income	150	(40)	110	110	(41)	64	23	23

Purchases of crude oil and products	(664)	(105)	(769)	(769)	(857)	(157)	(1 014)	(1 014)

Gross realization adjustment(1)	(90)	(160)	(250)		94	(241)	(147)
Gross realization	2 077	9 259	11 336		3 199	11 895	15 094
Transportation and distribution	(228)	(337)	(565)	(565)	(184)	(396)	(580)	(580)
Price realization	1 849	8 922	10 771		3 015	11 499	14 514
Sales volumes (mbbls)	30 555	91 911	122 466		28 638	91 584	120 222
Price realization per barrel	60.47	97.08	87.95		105.24	125.57	120.72

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

38   2023 Second Quarter   Suncor Energy Inc.

E&P Price Realizations
For the quarter ended	June 30, 2023				June 30, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	122	549	142	813	292	776	151	1 219

Transportation and distribution	(4)	(13)	(4)	(21)	(6)	(19)	—	(25)
Price realization	118	536	138		286	757	151
Sales volumes (mbbls)	1 155	5 065			2 240	5 404
Price realization per barrel	102.44	105.81			127.84	140.24
For the six months ended	June 30, 2023				June 30, 2022
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues	306	1 007	234	1 547	564	1 339	331	2 234

Transportation and distribution	(9)	(27)	(6)	(42)	(12)	(36)	—	(48)
Price realization	297	980	228		552	1 303	331
Sales volumes (mbbls)	2 729	9 454			4 576	9 864
Price realization per barrel	109.01	103.63			120.58	132.05

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the second quarter of 2023, revenue included a gross-up amount of  $108 million, with an offsetting amount of  $48 million in royalties in the E&P segment and $60 million in income tax expense recorded at the consolidated level. In the first six months of 2023, revenue included a gross-up amount of  $175 million, with an offsetting amount of  $83 million in royalties in the E&P segment and $92 million in income tax expense reported at the consolidated level. In the second quarter of 2022, revenue included a gross-up amount of  $113 million, with an offsetting amount of  $87 million in royalties in the E&P segment and $26 million in income tax expense reported at the consolidated level. In the first six months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

2023 Second Quarter   Suncor Energy Inc.   39

MANAGEMENT’S DISCUSSION AND ANALYSIS
10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
40   2023 Second Quarter   Suncor Energy Inc.

11. ADVISORIES
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Forward-Looking Information
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
Suncor’s expectation that the cybersecurity incident will not have a material impact on the company’s 2023 financial results;

•
Expectations regarding planned maintenance events, including planned turnaround activities at Oil Sands Base Upgrader 2 and Fort Hills and planned maintenance activities scheduled at Firebag, MacKay River and Syncrude as well as the company’s Edmonton and Montreal refineries, and the timing and impacts thereof;

•
statements regarding Suncor’s planned 2023 capital spending program of $5.4 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels and Suncor’s expectation that its early debt repayments will have a significant impact on the company’s long-term debt and interest payments on long-term debt;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

2023 Second Quarter   Suncor Energy Inc.   41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks
42   2023 Second Quarter   Suncor Energy Inc.

relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2022 annual MD&A, the 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2023 Second Quarter   Suncor Energy Inc.   43

Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Revenues and Other Income

Gross revenues (note 3)	12 434	17 815	24 706	32 284

Less: royalties (note 3)	(715)	(1 680)	(1 073)	(2 812)

Other (loss) income (note 4)	(3)	69	339	83
	11 716	16 204	23 972	29 555
Expenses

Purchases of crude oil and products	4 377	5 684	8 446	10 036

Operating, selling and general	3 440	3 088	6 864	6 176

Transportation and distribution	441	391	832	761

Depreciation, depletion, amortization and impairment	1 577	998	3 093	2 469

Exploration	7	6	49	45

Gain on disposal of assets (note 10)	(632)	(10)	(946)	(12)

Financing expenses (note 6)	155	638	569	823
	9 365	10 795	18 907	20 298
Earnings before Income Taxes	2 351	5 409	5 065	9 257
Income Tax Expense (Recovery)

Current	549	1 452	1 287	2 428

Deferred	(77)	(39)	(153)	(116)
	472	1 413	1 134	2 312
Net Earnings	1 879	3 996	3 931	6 945
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	30	(14)	82	(70)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(17)	506	25	898
Other Comprehensive Income	13	492	107	828
Total Comprehensive Income	1 892	4 488	4 038	7 773
Per Common Share (dollars) (note 7)

Net earnings – basic	1.44	2.84	2.98	4.89

Net earnings – diluted	1.43	2.83	2.98	4.88

Cash dividends	0.52	0.47	1.04	0.89
See accompanying notes to the condensed interim consolidated financial statements.
44   2023 Second Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	June 30 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	2 610	1 980

Accounts receivable	6 007	6 068

Inventories	5 008	5 058

Income taxes receivable	510	244

Assets held for sale	—	1 186
Total current assets	14 135	14 536

Property, plant and equipment, net	63 482	62 654

Exploration and evaluation	2 000	1 995

Other assets	1 712	1 766

Goodwill and other intangible assets	3 557	3 586

Deferred income taxes	95	81
Total assets	84 981	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	4 169	2 807

Current portion of long-term lease liabilities	350	317

Accounts payable and accrued liabilities	6 555	8 167

Current portion of provisions	909	564

Income taxes payable	19	484

Liabilities associated with assets held for sale	—	530
Total current liabilities	12 002	12 869

Long-term debt (note 6)	9 611	9 800

Long-term lease liabilities	2 874	2 695

Other long-term liabilities	1 384	1 642

Provisions	9 936	9 800

Deferred income taxes	8 355	8 445

Equity	40 819	39 367
Total liabilities and shareholders’ equity	84 981	84 618
See accompanying notes to the condensed interim consolidated financial statements.
2023 Second Quarter   Suncor Energy Inc.   45

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating Activities

Net Earnings	1 879	3 996	3 931	6 945

Adjustments for:

Depreciation, depletion, amortization and impairment	1 577	998	3 093	2 469

Deferred income tax recovery	(77)	(39)	(153)	(116)

Accretion (note 6)	134	76	267	154

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(244)	352	(241)	206

Change in fair value of financial instruments and trading inventory	46	(133)	76	(207)

Gain on disposal of assets (note 10)	(632)	(10)	(946)	(12)

Share-based compensation	19	134	(184)	190

Settlement of decommissioning and restoration liabilities	(72)	(80)	(205)	(171)

Other	25	51	19	(19)

Decrease (increase) in non-cash working capital	148	(1 110)	(1 815)	(2 132)
Cash flow provided by operating activities	2 803	4 235	3 842	7 307
Investing Activities

Capital and exploration expenditures	(1 613)	(1 295)	(2 699)	(2 306)

Capital expenditures on assets held for sale	(66)	(36)	(108)	(55)

Acquisitions (note 10)	—	—	(712)	—

Proceeds from disposal of assets (note 10)	1 092	16	1 829	18

Other investments and acquisitions (note 10)	(28)	38	(47)	24

Decrease in non-cash working capital	348	97	229	66
Cash flow used in investing activities	(267)	(1 180)	(1 508)	(2 253)
Financing Activities

Net increase in short-term debt	446	198	1 408	269

Repayment of long-term debt (note 6)	—	(1 306)	(5)	(1 539)

Lease liability payments	(82)	(83)	(164)	(167)

Issuance of common shares under share option plans	20	371	56	450

Repurchase of common shares (note 8)	(684)	(2 553)	(1 558)	(3 380)

Distributions relating to non-controlling interest	(4)	(2)	(8)	(4)

Dividends paid on common shares	(679)	(657)	(1 369)	(1 258)
Cash flow used in financing activities	(983)	(4 032)	(1 640)	(5 629)
Increase (Decrease) in Cash and Cash Equivalents	1 553	(977)	694	(575)

Effect of foreign exchange on cash and cash equivalents	(71)	48	(64)	40

Cash and cash equivalents at beginning of period	1 128	2 599	1 980	2 205
Cash and Cash Equivalents at End of Period	2 610	1 670	2 610	1 670
Supplementary Cash Flow Information

Interest paid	303	329	462	470

Income taxes paid	645	670	1 876	1 762
See accompanying notes to the condensed interim consolidated financial statements.
46   2023 Second Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 945	6 945	—

Foreign currency translation adjustment	—	—	(70)	—	(70)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $283	—	—	—	898	898	—
Total comprehensive (loss) income	—	—	(70)	7 843	7 773	—

Issued under share option plans	518	(68)	—	—	450	11 919

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 249)	—	—	(2 131)	(3 380)	(75 212)

Change in liability for share repurchase commitment	(131)	—	—	(314)	(445)	—

Share-based compensation	—	11	—	—	11	—

Dividends paid on common shares	—	—	—	(1 258)	(1 258)	—
At June 30, 2022	22 788	555	744	15 678	39 765	1 377 928
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	3 931	3 931	—

Foreign currency translation adjustment	—	—	82	—	82	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $9	—	—	—	25	25	—
Total comprehensive income	—	—	82	3 956	4 038	—

Issued under share option plans	56	—	—	—	56	1 386

Repurchase of common shares for cancellation (note 8)	(615)	—	—	(943)	(1 558)	(36 740)

Change in liability for share repurchase commitment (note 8)	104	—	—	172	276	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(1 369)	(1 369)	—
At June 30, 2023	21 802	580	1 056	17 381	40 819	1 302 117
See accompanying notes to the condensed interim consolidated financial statements.
2023 Second Quarter   Suncor Energy Inc.   47

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
48   2023 Second Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	4 365	6 388	813	1 219	7 258	10 194	(2)	14	12 434	17 815

Intersegment revenues	1 813	2 374	—	—	14	45	(1 827)	(2 419)	—	—

Less: Royalties	(599)	(1 487)	(116)	(193)	—	—	—	—	(715)	(1 680)
Operating revenues, net of royalties	5 579	7 275	697	1 026	7 272	10 239	(1 829)	(2 405)	11 719	16 135

Other (loss) income	(5)	16	(22)	12	13	35	11	6	(3)	69
	5 574	7 291	675	1 038	7 285	10 274	(1 818)	(2 399)	11 716	16 204
Expenses

Purchases of crude oil and products	361	561	—	—	5 797	7 385	(1 781)	(2 262)	4 377	5 684

Operating, selling and general	2 299	2 169	143	131	604	592	394	196	3 440	3 088

Transportation and distribution	295	287	21	25	135	87	(10)	(8)	441	391

Depreciation, depletion, amortization and impairment	1 183	1 279	142	(505)	224	199	28	25	1 577	998

Exploration	4	2	3	4	—	—	—	—	7	6

Loss (gain) on disposal of assets	—	1	(607)	—	(7)	(11)	(18)	—	(632)	(10)

Financing expenses (income)	165	100	17	22	14	15	(41)	501	155	638
	4 307	4 399	(281)	(323)	6 767	8 267	(1 428)	(1 548)	9 365	10 795
Earnings (Loss) before Income Taxes	1 267	2 892	956	1 361	518	2 007	(390)	(851)	2 351	5 409

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	549	1 452

Deferred	—	—	—	—	—	—	—	—	(77)	(39)
	—	—	—	—	—	—	—	—	472	1 413
Net Earnings	—	—	—	—	—	—	—	—	1 879	3 996
Capital and Exploration Expenditures(1)	1 043	905	182	115	377	261	11	14	1 613	1 295

(1)
Excludes capital expenditures related to assets previously held for sale of  $66 million for the three months ended June 30, 2023 (2022 – $36 million).

2023 Second Quarter   Suncor Energy Inc.   49

Notes to the Consolidated Financial Statements
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	8 749	12 010	1 547	2 234	14 414	18 017	(4)	23	24 706	32 284

Intersegment revenues	3 496	4 222	—	—	31	77	(3 527)	(4 299)	—	—

Less: Royalties	(871)	(2 472)	(202)	(340)	—	—	—	—	(1 073)	(2 812)
Operating revenues, net of royalties	11 374	13 760	1 345	1 894	14 445	18 094	(3 531)	(4 276)	23 633	29 472

Other income (loss)	110	23	10	80	169	(75)	50	55	339	83
	11 484	13 783	1 355	1 974	14 614	18 019	(3 481)	(4 221)	23 972	29 555
Expenses

Purchases of crude oil and products	769	1 014	—	—	11 151	12 867	(3 474)	(3 845)	8 446	10 036

Operating, selling and general	4 720	4 381	276	239	1 254	1 151	614	405	6 864	6 176

Transportation and distribution	565	580	42	48	244	150	(19)	(17)	832	761

Depreciation, depletion, amortization and impairment	2 321	2 384	269	(376)	444	411	59	50	3 093	2 469

Exploration	39	33	10	12	—	—	—	—	49	45

(Gain) loss on disposal of assets	—	(1)	(608)	—	(18)	(11)	(320)	—	(946)	(12)

Financing expenses	326	191	35	45	28	27	180	560	569	823
	8 740	8 582	24	(32)	13 103	14 595	(2 960)	(2 847)	18 907	20 298
Earnings (Loss) before Income Taxes	2 744	5 201	1 331	2 006	1 511	3 424	(521)	(1 374)	5 065	9 257

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 287	2 428

Deferred	—	—	—	—	—	—	—	—	(153)	(116)
	—	—	—	—	—	—	—	—	1 134	2 312
Net Earnings	—	—	—	—	—	—	—	—	3 931	6 945
Capital and Exploration Expenditures(1)	1 853	1 573	320	198	502	393	24	142	2 699	2 306

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the six months ended June 30, 2023 (2022 – $55 million).

50   2023 Second Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities and geographical regions:
Three months ended June 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 732	—	4 732	6 541	—	6 541

Bitumen	1 446	—	1 446	2 221	—	2 221
	6 178	—	6 178	8 762	—	8 762
Exploration and Production

Crude oil and natural gas liquids	549	263	812	776	436	1 212

Natural gas	—	1	1	—	7	7
	549	264	813	776	443	1 219
Refining and Marketing

Gasoline	3 343	—	3 343	4 142	—	4 142

Distillate	3 223	—	3 223	5 128	—	5 128

Other	706	—	706	969	—	969
	7 272	—	7 272	10 239	—	10 239
Corporate and Eliminations
	(1 829)	—	(1 829)	(2 405)	—	(2 405)
Total Revenue from Contracts with Customers	12 170	264	12 434	17 372	443	17 815
Six months ended June 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	9 564	—	9 564	12 229	—	12 229

Bitumen	2 681	—	2 681	4 003	—	4 003
	12 245	—	12 245	16 232	—	16 232
Exploration and Production

Crude oil and natural gas liquids	1 007	534	1 541	1 339	879	2 218

Natural gas	—	6	6	—	16	16
	1 007	540	1 547	1 339	895	2 234
Refining and Marketing

Gasoline	6 161	—	6 161	7 175	—	7 175

Distillate	7 009	—	7 009	8 973	—	8 973

Other	1 275	—	1 275	1 946	—	1 946
	14 445	—	14 445	18 094	—	18 094
Corporate and Eliminations
	(3 531)	—	(3 531)	(4 276)	—	(4 276)
Total Revenue from Contracts with Customers	24 166	540	24 706	31 389	895	32 284
2023 Second Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Energy trading and risk management	(12)	38	267	(55)

Investment and interest income(1)	9	31	68	113

Other(1)(2)	—	—	4	25
	(3)	69	339	83

(1)
Prior period amounts have been reclassified to align with current period presentation of investment and interest income. For the six months ended June 30, 2022, $49 million was reclassified from other to investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(2)
The six months ended June 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Equity-settled plans	4	3	9	11

Cash-settled plans	18	137	114	335
	22	140	123	346
6. Financing Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Interest on debt	191	221	388	416

Interest on lease liabilities	50	45	96	84

Capitalized interest	(62)	(44)	(120)	(81)
Interest expense	179	222	364	419

Interest on partnership liability	13	13	25	26

Interest on pension and other post-retirement benefits	(3)	10	3	20

Accretion	134	76	267	154

Foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	352	(241)	206

Operational foreign exchange and other	76	(35)	151	(2)
	155	638	569	823
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
52   2023 Second Quarter   Suncor Energy Inc.

7. EARNINGS PER COMMON SHARE
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Net earnings	1 879	3 996	3 931	6 945
(millions of common shares)
Weighted average number of common shares	1 309	1 406	1 319	1 420

Dilutive securities:

Effect of share options	1	4	2	3
Weighted average number of diluted common shares	1 310	1 410	1 321	1 423
(dollars per common share)
Basic earnings per share	1.44	2.84	2.98	4.89
Diluted earnings per share	1.43	2.83	2.98	4.88
8. NORMAL COURSE ISSUER BID
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
For the three months ended June 30, 2023, the company repurchased 16.8 million common shares under the 2023 renewed NCIB at an average price of $40.71 per share, for a total repurchase cost of $0.7 billion. For the six months ended June 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 28.4 million under the 2023 renewed NCIB at an average price of $42.41 per share, for a total repurchase cost of $1.6 billion.
For the three months ended June 30, 2022, the company repurchased 53.5 million common shares under the previous 2022 NCIB at an average price of $47.70 per share, for total repurchase cost of $2.6 billion. For the six months ended June 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 68.1 million under the previous 2022 NCIB at an average price of $44.94 per share, for a total repurchase cost of $3.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	16 804	53 513	36 740	75 212
Amounts charged to:

Share capital	281	892	615	1 249

Retained earnings	403	1 661	943	2 131
Share repurchase cost	684	2 553	1 558	3 380
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2023	December 31 2022
Amounts charged to:

Share capital	32	136

Retained earnings	42	214
Liability for share purchase commitment	74	350
2023 Second Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Changes in fair value recognized in earnings during the year	73

Cash settlements – paid (received) during the year	(74)
Fair value outstanding at June 30, 2023	(66)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	28	15	—	43

Accounts payable	(95)	(14)	—	(109)
	(67)	1	—	(66)
During the second quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion (December 31, 2022 – $9.8 billion) and the fair value was $9.3 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
54   2023 Second Quarter   Suncor Energy Inc.

10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Under the governing agreements, Fort Hills remains under joint control between Suncor and TotalEnergies EP Canada Ltd. (TotalEnergies Canada). Suncor maintains its proportionate share of Fort Hills in the consolidated financial statements.
The acquisition has been accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The additional working interest in Fort Hills contributed $186 million to gross revenues and a $29 million net loss to consolidated net earnings from the acquisition date to June 30, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss to consolidated net earnings, which would have resulted in gross revenues of $24.7 billion and consolidated net earnings of $3.9 billion for the six months ended June 30, 2023.
In the second quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which held a 31.23% working interest in Fort Hills, a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The agreement was conditional upon ConocoPhillips Canada waiving its right of first refusal in respect of the Surmont working interest, which ConocoPhillips Canada elected to exercise in the second quarter.
2023 Second Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax) including $25 million in foreign exchange gains recognized as a result of the disposal of foreign operations. The U.K. operations are reported within the Exploration and Production segment.
White Rose assets:
During the second quarter of 2022, the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and production segment.
No other indicators of impairment or reversals of impairment were identified at June 30, 2023.
Norway assets:
During the second quarter of 2022, due to the company’s sale of its Norway assets, the company recorded impairment of $47 million (net of a $23 million deferred tax adjustment) on its Norway assets in the Exploration and Production segment.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
56   2023 Second Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
($ millions, except per share amounts)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Gross revenues	12 434	12 272	14 754	15 869	17 815	24 706	32 284	62 907

Less: Royalties	(715)	(358)	(834)	(925)	(1 680)	(1 073)	(2 812)	(4 571)
Operating revenues, net of royalties	11 719	11 914	13 920	14 944	16 135	23 633	29 472	58 336
Earnings (loss) before income taxes

Oil Sands	1 267	1 477	1 625	(1 193)	2 892	2 744	5 201	5 633

Exploration and Production	956	375	578	637	1 361	1 331	2 006	3 221

Refining and Marketing	518	993	1 517	753	2 007	1 511	3 424	5 694

Corporate and Eliminations	(390)	(131)	(182)	(676)	(851)	(521)	(1 374)	(2 232)

Income tax expense	(472)	(662)	(797)	(130)	(1 413)	(1 134)	(2 312)	(3 239)
Net earnings (loss)	1 879	2 052	2 741	(609)	3 996	3 931	6 945	9 077
Adjusted operating earnings (loss)(A)

Oil Sands	1 281	1 490	1 719	2 195	2 872	2 771	5 128	9 042

Exploration and Production	349	375	578	555	716	724	1 361	2 494

Refining and Marketing	494	998	1 529	755	2 008	1 492	3 403	5 687

Corporate and Eliminations	(359)	(430)	(382)	47	(499)	(789)	(1 168)	(1 503)

Income tax expense included in adjusted operating earnings	(512)	(624)	(1 012)	(987)	(1 283)	(1 136)	(2 155)	(4 154)
Total	1 253	1 809	2 432	2 565	3 814	3 062	6 569	11 566
Adjusted funds from (used in) operations(A)

Oil Sands	2 557	2 588	2 929	3 257	4 231	5 145	7 645	13 831

Exploration and Production	521	491	719	894	841	1 012	1 565	3 178

Refining and Marketing	781	1 194	1 663	1 174	2 127	1 975	3 724	6 561

Corporate and Eliminations	(655)	(533)	(273)	100	(402)	(1 188)	(1 067)	(1 240)

Current income tax expense	(549)	(738)	(849)	(952)	(1 452)	(1 287)	(2 428)	(4 229)
Total	2 655	3 002	4 189	4 473	5 345	5 657	9 439	18 101
Change in non-cash working capital	148	(1 963)	(265)	(24)	(1 110)	(1 815)	(2 132)	(2 421)
Cash flow provided by operating activities	2 803	1 039	3 924	4 449	4 235	3 842	7 307	15 680
Per common share

Net earnings (loss) – basic	1.44	1.54	2.03	(0.45)	2.84	2.98	4.89	6.54

Net earnings (loss) – diluted	1.43	1.54	2.03	(0.45)	2.83	2.98	4.88	6.53

Adjusted operating earnings(A)(B)	0.96	1.36	1.81	1.88	2.71	2.32	4.63	8.34

Cash dividends(B)	0.52	0.52	0.52	0.47	0.47	1.04	0.89	1.88

Adjusted funds from operations(A)(B)	2.03	2.26	3.11	3.28	3.80	4.29	6.65	13.05

Cash flow provided by operating activities(B)	2.14	0.78	2.91	3.26	3.01	2.91	5.15	11.30
Returns to shareholders

Dividends paid on common shares	679	690	700	638	657	1 369	1 258	2 596

Repurchase of common shares	684	874	725	1 030	2 553	1 558	3 380	5 135
Total returns to shareholders	1 363	1 564	1 425	1 668	3 210	2 927	4 638	7 731
Capital and exploration expenditures (including capitalized interest)

Oil Sands	1 043	810	919	1 048	905	1 853	1 573	3 540

Exploration and Production(C)	182	138	113	132	115	320	198	443

Refining and Marketing	377	125	258	165	261	502	393	816

Corporate and Eliminations(D)	11	13	12	34	14	24	142	188
Total capital and exploration expenditures	1 613	1 086	1 302	1 379	1 295	2 699	2 306	4 987

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Represented on a basic per share basis.

(C)
Excludes capital expenditures related to assets previously held for sale of  $66 million in the second quarter of 2023, compared to $42 million in the first quarter of 2023, and $57 million for the twelve months ended December 31, 2022.

(D)
Excludes capital expenditures related to assets previously held for sale of  $76 million for the twelve months ended December 31, 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   57

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
Return on capital employed(A) (%)	12.8	17.8	19.4	17.5	19.4

Return on capital employed – excluding impairments and impairment reversals(A) (%)	16.3	21.6	22.9	21.0	18.2

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2023 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Oil Sands	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Production volumes (mbbls/d)
Total Oil Sands bitumen production	814.3	811.3	810.1	764.1	760.7	812.8	794.0	790.5
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	336.3	315.2	316.5	268.8	294.0	325.9	313.6	303.1

Syncrude	168.7	182.6	201.0	136.3	189.0	175.6	185.3	176.9
Total Oil Sands – upgraded – net SCO and diesel production	505.0	497.8	517.5	405.1	483.0	501.5	498.9	480.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	78.3	108.1	102.0	145.1	71.1	93.1	77.0	100.4

Fort Hills	95.8	69.2	68.6	95.8	87.4	82.5	87.4	84.8
Total Oil Sands – non-upgraded bitumen production	174.1	177.3	170.6	240.9	158.5	175.6	164.4	185.2
Total Oil Sands production volumes	679.1	675.1	688.1	646.0	641.5	677.1	663.3	665.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	511.5	504.0	505.3	418.9	489.4	507.8	503.4	482.6

Non-upgraded bitumen	163.6	174.1	174.5	231.2	162.7	168.8	158.2	180.7
Total Oil Sands sales volumes	675.1	678.1	679.8	650.1	652.1	676.6	661.6	663.3
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	1 082	1 024	920	995	966	2 106	1 888	3 803

Natural gas	84	155	205	162	182	239	371	738
	1 166	1 179	1 125	1 157	1 148	2 345	2 259	4 541
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	27.00	25.70	23.05	25.50	28.20	26.35	25.95	25.10

Natural gas	2.10	3.90	5.30	4.15	5.30	3.00	5.00	4.85
	29.10	29.60	28.35	29.65	33.50	29.35	30.95	29.95
Fort Hills cash operating costs(1)(A) ($ millions)

Cash costs	301	260	213	208	211	561	414	835

Natural gas	14	18	24	18	30	32	55	97
	315	278	237	226	241	593	469	932
Fort Hills cash operating costs(1)(A)(B) ($/bbl)*

Cash costs	29.95	38.80	33.35	23.60	26.40	33.55	26.15	26.90

Natural gas	1.45	2.60	3.75	2.05	3.80	1.90	3.45	3.10
	31.40	41.40	37.10	25.65	30.20	35.45	29.60	30.00
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	647	655	623	545	607	1 302	1 157	2 325

Natural gas	18	34	40	29	44	52	78	147
	665	689	663	574	651	1 354	1 235	2 472
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	41.45	38.25	32.50	40.25	33.95	39.80	33.40	34.45

Natural gas	1.15	2.00	2.10	2.15	2.45	1.55	2.25	2.20
	42.60	40.25	34.60	42.40	36.40	41.35	35.65	36.65

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   59

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Oil Sands Segment Operating Netbacks(A)(B)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Non-upgraded bitumen ($/bbl)

Average price realized	77.93	58.49	61.43	86.34	119.97	67.96	111.67	91.27

Royalties	(10.07)	(3.88)	(10.37)	(11.41)	(19.71)	(6.89)	(17.52)	(13.81)

Transportation and distribution costs	(8.02)	(6.99)	(6.91)	(6.74)	(6.56)	(7.49)	(6.43)	(6.64)

Net operating expenses	(21.65)	(22.92)	(22.55)	(16.37)	(22.38)	(22.31)	(21.89)	(20.27)
Operating netback	38.19	24.70	21.60	51.82	71.32	31.27	65.83	50.55
Upgraded – net SCO and diesel ($/bbl)

Average price realized	99.14	102.40	109.28	124.30	141.39	100.74	129.90	123.25

Royalties	(9.64)	(4.66)	(10.66)	(15.20)	(26.57)	(7.18)	(21.50)	(17.27)

Transportation and distribution costs	(3.78)	(3.53)	(3.90)	(5.03)	(4.22)	(3.66)	(4.33)	(4.37)

Net operating expenses	(38.66)	(38.72)	(37.71)	(42.94)	(35.81)	(38.69)	(35.21)	(37.56)
Operating netback	47.06	55.49	57.01	61.13	74.79	51.21	68.86	64.05
Average Oil Sands segment ($/bbl)

Average price realized	94.00	91.13	97.00	110.80	136.08	92.56	125.55	114.56

Royalties	(9.74)	(4.46)	(10.59)	(13.85)	(24.87)	(7.11)	(20.55)	(16.33)

Transportation and distribution costs	(4.81)	(4.42)	(4.67)	(5.64)	(4.80)	(4.61)	(4.83)	(4.99)

Net operating expenses	(34.54)	(34.67)	(33.82)	(33.49)	(32.48)	(34.60)	(32.03)	(32.85)
Operating netback	44.91	47.58	47.92	57.82	73.93	46.24	68.14	60.39

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2023 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Exploration and Production	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Production volumes

E&P Canada (mbbs/d)	45.9	46.7	49.1	47.5	52.9	46.3	52.1	50.2

E&P International (mboe/d)	16.9	20.3	25.9	30.6	25.8	18.6	27.4	27.8
Total production volumes (mboe/d)	62.8	67.0	75.0	78.1	78.7	64.9	79.5	78.0

Total sales volumes (mboe/d)	71.6	68.7	75.1	81.1	86.7	70.2	83.1	80.6
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	108.44	104.39	116.75	132.64	143.57	106.56	135.69	131.35

Royalties	(13.46)	(11.60)	(15.70)	(17.52)	(19.58)	(12.60)	(19.53)	(18.25)

Transportation and distribution costs	(2.63)	(3.28)	(3.82)	(2.27)	(3.33)	(2.93)	(3.64)	(3.28)

Operating costs	(18.57)	(16.48)	(20.17)	(13.85)	(13.36)	(17.60)	(13.27)	(14.69)
Operating netback	73.78	73.03	77.06	99.00	107.30	73.43	99.25	95.13
E&P International (excluding Libya) ($/boe)

Average price realized	105.63	116.95	130.65	140.96	130.38	112.16	123.17	129.18

Transportation and distribution costs	(3.19)	(3.13)	(1.79)	(3.67)	(2.54)	(3.15)	(2.59)	(2.57)

Operating costs	(19.16)	(12.00)	(9.16)	(9.95)	(10.96)	(15.03)	(9.85)	(9.66)
Operating netback	83.28	101.82	119.70	127.34	116.88	93.98	110.73	116.95

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   61

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Refining and Marketing	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Refined product sales (mbbls/d)	547.0	514.8	548.2	577.3	536.9	531.0	544.4	553.6

Crude oil processed (mbbls/d)	394.4	367.7	440.0	466.6	389.3	381.1	412.7	433.2

Rack forward sales volume (ML)	5 073	4 648	5 415	5 688	5 165	9 727	10 345	21 448

Utilization of refining capacity (%)	85	79	94	100	84	82	89	93
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	38.10	55.45	59.30	37.45	76.85	46.45	64.30	55.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	41.10	59.15	69.40	50.45	62.85	49.80	48.60	54.45

Rack forward gross margin (cpl)(A)	6.35	7.20	6.15	6.35	5.45	6.75	6.40	6.30

Refining operating expense ($/bbl)(A)(B)	7.95	8.15	7.90	6.80	7.15	8.05	6.70	7.00

Rack forward operating expense (cpl)(A)	3.10	3.35	3.35	2.70	3.00	3.20	3.00	3.00
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	108.9	111.9	108.1	111.7	101.2	110.4	104.0	107.0

Distillate	104.0	102.0	106.9	100.5	80.3	103.0	90.0	96.9
Total transportation fuel sales	212.9	213.9	215.0	212.2	181.5	213.4	194.0	203.9

Petrochemicals	14.5	11.5	10.4	9.7	10.2	13.0	10.4	10.2

Asphalt	18.9	14.7	19.4	24.2	16.2	16.8	15.5	18.7

Other	21.2	28.7	16.4	18.0	41.7	24.9	36.0	26.5
Total refined product sales	267.5	268.8	261.2	264.1	249.6	268.1	255.9	259.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	212.3	203.9	211.8	211.9	191.4	208.1	200.4	206.2

Utilization of refining capacity (%)	96	92	95	95	86	94	90	93
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	111.2	96.4	123.3	122.9	116.8	103.9	118.0	120.6

Distillate	140.4	130.7	135.5	151.3	149.6	135.6	152.0	147.7
Total transportation fuel sales	251.6	227.1	258.8	274.2	266.4	239.5	270.0	268.3

Asphalt	9.7	2.4	10.5	17.8	12.3	6.1	9.8	11.9

Other	18.2	16.5	17.7	21.2	8.6	17.3	8.7	14.1
Total refined product sales	279.5	246.0	287.0	313.2	287.3	262.9	288.5	294.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	182.1	163.8	228.2	254.7	197.9	173.0	212.3	227.0

Utilization of refining capacity (%)	75	67	94	104	81	71	87	93

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2023 Second Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2023			March 31, 2023
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 446	4 732	6 178	1 235	4 832	6 067

Other (loss) income	26	(31)	(5)	124	(9)	115

Purchases of crude oil and products	(327)	(34)	(361)	(337)	(71)	(408)

Gross realization adjustment(2)	15	(52)		(105)	(108)
Gross realization	1 160	4 615		917	4 644

Royalties	(150)	(449)	(599)	(61)	(211)	(272)

Transportation and distribution	(119)	(176)	(295)	(109)	(161)	(270)

Operating, selling and general (OS&G)(C)	(386)	(1 913)	(2 299)	(474)	(1 947)	(2 421)

OS&G adjustment(3)	63	114		115	190
Net operating expenses	(323)	(1 799)		(359)	(1 757)
Operating netback	568	2 191		388	2 515

Sales volumes (mbbls)	14 887	46 550		15 668	45 361
Operating netback per barrel	38.19	47.06		24.70	55.49
	December 31, 2022			September 30, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 347	5 317	6 664	2 542	4 993	7 535

Other (loss) income	(113)	(33)	(146)	74	(4)	70

Purchases of crude oil and products	(182)	(76)	(258)	(634)	(144)	(778)

Gross realization adjustment(2)	(68)	(127)		(145)	(52)
Gross realizations	984	5 081		1 837	4 793

Royalties	(166)	(496)	(662)	(243)	(586)	(829)

Transportation and distribution	(111)	(181)	(292)	(143)	(195)	(338)

OS&G	(511)	(1 982)	(2 493)	(536)	(1 742)	(2 278)

OS&G adjustment(3)	149	230		188	87
Net operating expenses	(362)	(1 752)		(348)	(1 655)
Operating netback	345	2 652		1 103	2 357

Sales volumes (mbbls)	16 050	46 487		21 272	38 561
Operating netback per barrel	21.60	57.01		51.82	61.13

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   63

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 221	6 541	8 762

Other (loss) income	(4)	20	16

Purchases of crude oil and products	(467)	(94)	(561)

Gross realization adjustment(2)	27	(105)
Gross realizations	1 777	6 362

Royalties	(292)	(1 195)	(1 487)

Transportation and distribution	(97)	(190)	(287)

OS&G	(311)	(1 858)	(2 169)

OS&G adjustment(3)	(20)	246
Net operating expenses	(331)	(1 612)
Operating netback	1 057	3 365

Sales volumes (mbbls)	14 808	44 992
Operating netback per barrel	71.32	74.79

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2023 Second Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2023			June 30, 2022
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 681	9 564	12 245	4 003	12 229	16 232

Other (loss) income	150	(40)	110	(41)	64	23

Purchases of crude oil and products	(664)	(105)	(769)	(857)	(157)	(1 014)

Gross realization adjustment(2)	(90)	(160)		94	(241)
Gross realizations	2 077	9 259		3 199	11 895

Royalties	(211)	(660)	(871)	(503)	(1 969)	(2 472)

Transportation and distribution	(228)	(337)	(565)	(184)	(396)	(580)

OS&G	(860)	(3 860)	(4 720)	(675)	(3 706)	(4 381)

OS&G adjustment(3)	178	304		48	482
Net operating expenses	(682)	(3 556)		(627)	(3 224)
Operating netback	956	4 706		1 885	6 306

Sales volumes (mbbls)	30 555	91 911		28 638	91 584
Operating netback per barrel	31.27	51.21		65.83	68.86
	December 31, 2022
For the year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 892	22 539	30 431

Other (loss) income	(80)	27	(53)

Purchases of crude oil and products	(1 673)	(377)	(2 050)

Gross realization adjustment(2)	(119)	(420)
Gross realizations	6 020	21 769

Royalties	(912)	(3 051)	(3 963)

Transportation and distribution	(438)	(772)	(1 210)

OS&G	(1 722)	(7 430)	(9 152)

OS&G adjustment(3)	386	798
Net operating expenses	(1 336)	(6 632)
Operating netback	3 334	11 314

Sales volumes (mbbls)	65 960	176 632
Operating netback per barrel	50.55	64.05

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	June 30, 2023				March 31, 2023
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	122	549	142	813	184	458	92	734

Royalties	—	(68)	(48)	(116)	—	(51)	(35)	(86)

Transportation and distribution	(4)	(13)	(4)	(21)	(5)	(14)	(2)	(21)

OS&G	(27)	(103)	(13)	(143)	(26)	(81)	(26)	(133)

Non-production costs(6)	5	9			7	9
Operating netback	96	374			160	321

Sales volumes (mboe)	1 155	5 065			1 574	4 389
Operating netback per barrel	83.28	73.78			101.82	73.03
	December 31, 2022				September 30, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	378	399	308	1 085	280	726	6	1 012

Royalties	—	(54)	(118)	(172)	—	(96)	—	(96)

Transportation and distribution	(5)	(13)	(16)	(34)	(7)	(12)	—	(19)

OS&G	(31)	(83)	(19)	(133)	(26)	(85)	(7)	(118)

Non-production costs(6)	4	14			5	9
Operating netback	346	263			252	542

Sales volumes (mboe)	2 893	3 414			1 984	5 475
Operating netback per barrel	119.70	77.06			127.34	99.00
	June 30, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	292	776	151	1 219

Royalties	—	(105)	(88)	(193)

Transportation and distribution	(6)	(19)	—	(25)

OS&G	(32)	(87)	(12)	(131)

Non-production costs(6)	7	14
Operating netback	261	579

Sales volumes (mboe)	2 240	5 404
Operating netback per barrel	116.88	107.30

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2023 Second Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	June 30, 2023				June 30, 2022
Year to date	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 007	234	1 547	564	1 339	331	2 234

Royalties	—	(119)	(83)	(202)	—	(193)	(147)	(340)

Transportation and distribution	(9)	(27)	(6)	(42)	(12)	(36)	—	(48)

OS&G	(53)	(184)	(39)	(276)	(63)	(159)	(17)	(239)

Non-production costs(6)	12	18			16	28
Operating netback	256	695			505	979

Sales volumes (mboe)	2 729	9 454			4 576	9 864
Operating netback per barrel	93.98	73.43			110.73	99.25
	December 31, 2022
For the year ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	1 222	2 464	645	4 331

Royalties	—	(342)	(266)	(608)

Transportation and distribution	(24)	(61)	(16)	(101)

OS&G	(120)	(327)	(43)	(490)

Non-production costs(6)	25	51
Operating netback	1 103	1 785

Sales volumes (mboe)	9 453	18 753
Operating netback per barrel	116.95	95.13

(A)
Non-GAAP financial measures. See the Operating Summary Information  – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   67

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	For the Quarter Ended					Six Months Ended		For the Year Ended
Refining and marketing gross margin reconciliation	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
Operating revenues	7 272	7 173	9 019	9 615	10 239	14 445	18 094	36 728

Purchases of crude oil and products	(5 797)	(5 354)	(6 515)	(7 879)	(7 385)	(11 151)	(12 867)	(27 261)
	1 475	1 819	2 504	1 736	2 854	3 294	5 227	9 467

Other (loss) income	13	156	61	(46)	35	169	(75)	(60)

Non-refining and marketing margin(7)	(33)	(2)	3	(4)	(6)	(35)	(19)	(20)
Refining and marketing gross margin – FIFO(A)	1 455	1 973	2 568	1 686	2 883	3 428	5 133	9 387

Refinery production (mbbls)(8)	38 214	35 583	43 321	45 000	37 517	73 797	79 828	168 149
Refining and marketing gross margin – FIFO ($/bbl)(A)	38.10	55.45	59.30	37.45	76.85	46.45	64.30	55.85
FIFO loss (gain) and risk management activities adjustment(B)	116	131	439	585	(525)	247	(1 254)	(230)
Refining and marketing gross margin – LIFO(A)(B)	1 571	2 104	3 007	2 271	2 358	3 675	3 879	9 157
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	41.10	59.15	69.40	50.45	62.85	49.80	48.60	54.45
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	1 455	1 973	2 568	1 686	2 883	3 428	5 133	9 387

Refining and supply gross margin	(1 133)	(1 639)	(2 236)	(1 326)	(2 602)	(2 772)	(4 471)	(8 033)
Rack forward gross margin(A)(9)	322	334	332	360	281	656	662	1 354

Sales volume (ML)	5 073	4 654	5 415	5 688	5 165	9 727	10 345	21 448

Rack forward gross margin (cpl)(A)	6.35	7.20	6.15	6.35	5.45	6.75	6.40	6.30
Refining and rack forward operating expense reconciliation

Operating, selling and general	604	650	680	596	592	1 254	1 151	2 427

Less: Rack forward operating expense(A)(10)	157	156	181	154	156	313	309	644

Less: Other operating expenses(D)(11)	143	204	157	137	167	347	308	602
Refining operating expense(A)(D)	304	290	342	305	269	594	534	1 181

Refinery production (mbbls)(8)	38 214	35 583	43 321	45 000	37 517	73 797	79 828	168 149
Refining operating expense ($/bbl)(A)(D)	7.95	8.15	7.90	6.80	7.15	8.05	6.70	7.00
Sales volume (ML)	5 073	4 654	5 415	5 688	5 165	9 727	10 345	21 448

Rack forward operating expense (cpl)(A)	3.10	3.35	3.35	2.70	3.00	3.20	3.00	3.00

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2023 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		For the Quarter Ended					Six Months Ended		For the Year Ended
(average for the quarter and year ended)		Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	June 30 2023	June 30 2022	Dec 31 2022
WTI crude oil at Cushing		73.75	76.10	82.65	91.65	108.40	74.90	101.45	94.25

SYN crude oil at Edmonton		76.65	78.20	86.80	100.45	114.45	77.40	103.85	98.70

WCS at Hardisty		58.70	51.35	57.00	71.75	95.60	55.05	87.75	75.95
New York Harbor 2-1-1 crack(B)		32.30	36.70	52.75	46.70	60.05	34.50	44.20	47.00

Chicago 2-1-1 crack(B)		28.60	31.55	39.20	43.30	49.40	30.05	34.90	38.10
Product value

New York Harbor 2-1-1 crack(C)	40%	42.40	45.10	54.15	55.35	67.40	43.75	58.25	56.50

Chicago 2-1-1 crack(D)	40%	40.95	43.05	48.75	54.00	63.10	42.00	54.55	52.95

WTI	20%	14.75	15.20	16.55	18.35	21.70	15.00	20.30	18.85

Seasonality factor		5.00	6.50	6.50	5.00	5.00	5.75	5.75	5.75
		103.10	109.85	125.95	132.70	157.20	106.50	138.85	134.05
Crude value

SYN	40%	30.65	31.30	34.70	40.20	45.80	30.95	41.55	39.50

WCS	40%	23.50	20.55	22.80	28.70	38.25	22.00	35.10	30.40

WTI	20%	14.75	15.20	16.55	18.35	21.70	15.00	20.30	18.85
		68.90	67.05	74.05	87.25	105.75	67.95	96.95	88.75
Suncor custom 5-2-2-1 index		34.20	42.80	51.90	45.45	51.45	38.55	41.90	45.30
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		45.95	57.85	70.45	59.35	65.70	51.95	53.25	58.95

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Second Quarter   Suncor Energy Inc.   69

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

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(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain other operating, general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
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